SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

The name of the company is BCE Inc. (“BCE”), the head office of which is located at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, H3B 4Y7.

2.	Date of Material Change

December 2, 2005.

3.	News Release

A news release with respect to the material change referred to in this report was issued on December 2, 2005 and disseminated on newswires in Canada and the United States and posted on the BCE website at www.bce.ca.

4.	Summary of Material Change

On December 2, 2005, BCE and The Woodbridge Company Limited (“Woodbridge”) announced a recapitalization and new ownership structure for Bell Globemedia Inc. (“Bell Globemedia”). The recapitalization, which is expected to be completed in January 2006, involves additional borrowing by Bell Globemedia and a return of capital of $607 million to BCE and Woodbridge. The new ownership structure, which is expected to take place in the third quarter of 2006 assuming regulatory approvals have been obtained, involves the Torstar Corporation (“Torstar”) and Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan (“Teachers”), becoming shareholders of Bell Globemedia.

BCE currently owns 68.5 percent of Bell Globemedia’s outstanding shares and Woodbridge owns 31.5 percent. Under the new shareholder structure, Woodbridge will own 40 percent of Bell Globemedia and BCE, Teachers and Torstar will each own 20 percent. At the closing, Teachers and Torstar will each purchase its interest in Bell Globemedia from BCE for $283 million each and Woodbridge will purchase its additional 8.5 percent interest from BCE for $120 million. BCE is expected to receive cash proceeds of approximately $1.3 billion, including $607 million as a return of capital.

5.	Full Description of Material Change

BCE and Woodbridge, as the current shareholders of Bell Globemedia, announced on December 2, 2005 that Torstar and Teachers will join them as shareholders in Bell Globemedia, subject to regulatory approval and other closing conditions. Bell Globemedia’s assets include the CTV television network, The Globe and Mail and interests in fifteen specialty television services.

BCE currently owns 68.5 percent of Bell Globemedia’s outstanding shares and Woodbridge, together with its affiliate 1565117 Ontario Limited (“1565117”), owns 31.5 percent. Under the new shareholder structure, Woodbridge will own 40 percent of Bell Globemedia and BCE, Teachers and Torstar will each own 20 percent. At the closing, which is expected to take place in the third quarter of 2006 assuming regulatory approvals have been obtained, Teachers and Torstar will each purchase its interest in Bell Globemedia from BCE for $283 million each and Woodbridge will purchase its additional 8.5 percent interest from BCE for $120 million.

At the time of closing, Torstar, Teachers and Woodbridge will each invest in Bell Globemedia on the same financial valuation, which anticipates an enterprise value in the range of $2.6 billion to $2.7 billion and an equity value of $1.413 billion.

In conjunction with the agreement to make these ownership changes, Bell Globemedia will restructure its capital on a basis more appropriate to ongoing operations through additional borrowing and a return of capital to BCE and Woodbridge. The recapitalization is expected to be completed in January 2006.

The recapitalization of Bell Globemedia and the sale of its shares to Torstar, Teachers and Woodbridge will see BCE receive total cash proceeds of approximately $1.3 billion, comprising $607 million as a return of capital, which is expected to be received by BCE in January 2006, and $686 million at the closing of the new ownership structure. Together with its remaining 20 percent interest in Bell Globemedia, these transactions value BCE’s pre-recapitalization interest in Bell Globemedia at approximately $1.575 billion.

BCE views the transactions as an effective means to reduce the amount of capital that BCE has invested in Bell Globemedia while at the same time allowing BCE to leverage its continued access to Bell Globemedia’s content for BCE’s growth platforms – wireless, Internet and television. BCE will continue to consolidate Bell Globemedia until the closing of the new ownership structure, at which time BCE will equity account for its 20% interest in Bell Globemedia.

The transaction will have no effect on Bell Globemedia’s senior leadership, operations or mix of business.

The transactions are subject to a number of approvals and closing conditions, including approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”) and the Competition Bureau. Filings to commence the review process are expected to be made promptly and decisions are anticipated in 2006. In addition, Bell Globemedia expects to obtain the necessary incremental bank debt in December and make the cash distributions by way of return of capital to BCE and Woodbridge in January 2006.

Forward Looking Statements

Certain statements made in this material change report, including, but not limited to, the expected closing of the transactions referred to herein (including the changes in ownership of Bell Globemedia and its return of capital to BCE and Woodbridge) and the anticipated future business prospects of Bell Globemedia, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Factors that could cause results or events to differ materially from current expectations include, among other things, the fact that the expected closing of the transactions referred to in this material change report is subject to a number of approvals and closing conditions, including approval by the CRTC and the Competition Bureau, the ability of Bell Globemedia to obtain the necessary incremental bank debt financing referred to in this material change report, the ability of Bell Globemedia to pay the necessary portion of such incremental bank financing to BCE and Woodbridge and other closing conditions that are customary in a transaction of this nature. Other factors that could cause results or events to differ materially from current expectations also include, among other things, the fact that Bell Globemedia’s future business prospects are subject to a number of risks and assumptions including: Bell Globemedia’s dependence on advertising which in turn is affected by competitive pressures, including Bell Globemedia’s ability to attract and retain viewers and readers, and by general economic and market conditions; competitive pressures in the specialty and conventional television markets and increased competition for fewer print customers; the fact that most of Bell Globemedia’s advertising contracts are short-term contracts that advertisers can cancel on short notice; increasing fragmentation in television markets; the development and adoption of new media distribution technologies; and the impact of pending or future litigation, adverse changes in laws or regulations, and adverse regulatory initiatives and proceedings, including decisions by the CRTC including those that might adversely affect Bell Globemedia’s broadcast licences.

For additional information with respect to certain of these and other factors, please refer to BCE’s annual information form for the year ended December 31, 2004 dated March 2, 2005 filed with the U.S. Securities and Exchange Commission, under Form 40-F, and filed with the Canadian provincial securities regulatory authorities. The forward-looking statements contained in this material change report represent BCE’s expectations as of December 2, 2005 and, accordingly, are subject to change after such date. However, BCE disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Martine Turcotte, Chief Legal Officer, (514) 870-4637.

DATED this 12th day of December, 2005.

Per:	(signed) Martine Turcotte

Martine Turcotte Chief Legal Officer

EXECUTION COPY

BELL GLOBEMEDIA INC.

— and —

BCE INC.

— and —

THE WOODBRIDGE COMPANY LIMITED

— and —

1565117 ONTARIO LIMITED

— and —

ONTARIO TEACHERS’ PENSION PLAN BOARD

— and —

TORSTAR CORPORATION

RECAPITALIZATION AGREEMENT

December 1, 2005

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION		2
1.1	Definitions	2
1.2	Certain Rules of Interpretation	15
1.3	Prior Approval of CRTC	16
1.4	Actions by the Corporation	16
1.5	Woodbridge – Joint and Several Liability	16
1.6	Purchasers – Several Liability	17
1.7	Knowledge	17
1.8	Entire Agreement	17
1.9	Waiver	18
1.10	Governing Law	18
1.11	Submission to Jurisdiction	18
1.12	Accounting Principles	18
1.13	Invalidity of Provisions	19
1.14	Third Party Beneficiaries	19

ARTICLE 2

RECAPITALIZATION TRANSACTIONS		19
2.1	Refinancing and Distribution Transactions	19
2.2	Share Purchase Transactions	21

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PARTIES		23
3.1	Organization	23
3.2	Corporate Power, Due Authorization, Enforceability and No Violation	23
3.3	Third Party Consents	25
3.4	Litigation	25

ARTICLE 4

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE CORPORATION		25
4.1	Capitalization of the Corporation	26

ARTICLE 5

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE CORPORATION IN FAVOUR OF TEACHERS AND TORSTAR		26
5.1	Subsidiaries and Equity Investments	27
5.2	Organization of Subsidiaries	27
5.3	Capitalization of Subsidiaries	27
5.4	Financial Statements and Contingent Liabilities	28

— ii —

5.5	Absence of Certain Changes or Events	28
5.6	Absence of Dividends and Distributions	28
5.7	Absence of Undisclosed Liabilities	28
5.8	Absence of Guarantees	28
5.9	CRTC Licenses and Other Governmental Authorizations	29
5.10	Material Contracts	29
5.11	Title to Assets	29
5.12	Fixed Assets	30
5.13	Government Grants	30
5.14	Litigation	30
5.15	Real Property	30
5.16	Environmental	32
5.17	Tax Matters	33
5.18	Employment Matters	33
5.19	Collective Agreements	34
5.20	Employee Plans	34
5.21	Intellectual Property	36
5.22	Websites and Domain Names	36
5.23	Compliance with Laws	37
5.24	Restrictive Covenants	37
5.25	Insurance	37
5.26	Non-Arm's Length Transactions	38
5.27	Books and Records	38

ARTICLE 6

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF BCE		38
6.1	Title to Purchased Shares	38
6.2	Residence of BCE	39

ARTICLE 7

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF WOODBRIDGE		39
7.1	Availability of Funds	39
7.2	Foreign Investment Review	39
7.3	Purchaser an Accredited Investor	39
7.4	Registered and Beneficial Ownership	39

ARTICLE 8

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF TEACHERS		40
8.1	Availability of Funds	40
8.2	Foreign Investment Review	40
8.3	Purchaser an Accredited Investor	40

— iii —

ARTICLE 9

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF TORSTAR		40
9.1	Availability of Funds	40
9.2	Foreign Investment Review	41
9.3	Purchaser an Accredited Investor	41

ARTICLE 10

NON-WAIVER; SURVIVAL		41
10.1	Non-Waiver	41
10.2	Nature and Survival	41

ARTICLE 11

COVENANTS OF THE PARTIES		42
11.1	Positive Covenants	42
11.2	Commercial Arrangements	43
11.3	Agreement Regarding Names	43
11.4	CRTC Matters	44
11.5	Competition Act Matters	46
11.6	League Approvals	47
11.7	Transaction Approvals	48
11.8	Negative Covenants	50

ARTICLE 12

CONDITIONS PRECEDENT		51
12.1	Conditions for the Benefit of Parties	51

ARTICLE 13

INDEMNIFICATION		54
13.1	Indemnifications for Breaches of Covenants and Warranty, etc.	54
13.2	Limitations – All Parties	54
13.3	Indemnification Procedures for Third Person Claims	55
13.4	BCE Indemnification of the Corporation	56
13.5	Indemnification Claims	57

ARTICLE 14

DISPUTE RESOLUTION AND ARBITRATION		57
14.1	Dispute Resolution and Arbitration Procedure	57

ARTICLE 15

TERMINATION		58
15.1	Closing Time	58

— iv —

ARTICLE 16

GENERAL		58
16.1	Place of Closing	58
16.2	Expenses	58
16.3	Public Notices	59
16.4	Notices	59
16.5	Assignment	62
16.6	Further Assurances	63
16.7	No Offering Memorandum	63
16.8	Language	63
16.9	Counterparts	63

SCHEDULES

Schedule 14.1	– Dispute Resolution and Arbitration Procedures

THIS RECAPITALIZATION AGREEMENT is made December 1, 2005

B E T W E E N:

BELL GLOBEMEDIA INC.

— and —

BCE INC.

— and —

THE WOODBRIDGE COMPANY LIMITED

— and —

1565117 ONTARIO LIMITED

— and —

ONTARIO TEACHERS’ PENSION PLAN BOARD

— and —

TORSTAR CORPORATION

RECITALS:

A.	BCE owns 2,740,000,000 Shares (being 68.5% of the outstanding Shares) and Woodbridge owns 1,260,000,000 Shares (being 31.5% of the outstanding Shares) on the date hereof.

B.
To accommodate the interests of its current shareholders and to further the best interests of the Corporation, management of the Corporation has developed a recapitalization plan to increase the leverage of the Corporation, return capital to the current shareholders of the Corporation and to introduce two new shareholders, all on the terms and conditions of this Agreement.

C.	No shareholder of the Corporation is acquiring legal or effective control of the Corporation as a result of the Transactions contemplated by this Agreement.

     NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto agree as follows.

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

“1565117” means 1565117 Ontario Limited, a corporation incorporated under the laws of Ontario, its successors and permitted assigns;

“Act” means the Business Corporations Act (Ontario), as the same may be amended from time to time and any successor legislation thereto;

“Affected Principal” and “Affected Principals” have the meanings attributed thereto in section 14.1.1;

“Agreement” means this Recapitalization Agreement, including all schedules to, and instruments supplementing or amending or confirming, this Agreement and references to “Article” or “section” mean and refer to the specified Article or section of this Agreement;

“ARC” means an advance ruling certificate;

"Arm's Length" has the meaning attributed thereto under the Tax Act;

"BCE" means BCE Inc., a corporation incorporated under the laws of Canada, its successors and permitted assigns;

“BCE Distribution” has the meaning attributed thereto in section 2.1.2.6;

“Bell Trade-marks License” has the meaning attributed thereto in section 11.3.1;

“Benefit Plans” means any and all employment benefits relating to disability or wage continuation during a period of absence from work (including sick leave, short-term disability, long-term disability and workers compensation), vacation and vacation pay, severance and termination pay, separation from service benefits, hospitalization, health, medical or dental treatments or expenses, life insurance, death or survivor’s benefits and supplementary employment insurance, in each case regardless of whatever or not such benefits are insured, self-insured, or administrative services only;

“Books and Records” means all books and records of the Corporation and its Subsidiaries, including financial, personnel, corporate, operations and sales books, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, correspondence, and other data and information, financial or otherwise including all data and information stored on computer-related or other electronic media;

“Broadcasting Act” means the Broadcasting Act (Canada), as the same may be amended from time to time and any successor legislation thereto;

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario or the Province of Quebec;

“Claims” means all claims, demands, actions, suits, causes of action, assessments or reassessments, damages, losses, charges, judgments, debts, costs, interest, liabilities or expenses, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

"Closing" means the completion of the Share Purchase Transactions at the Closing Time;

“Closing Date” means the fifth Business Day after the day on which the last Transaction Approval is obtained;

“Closing Time” means 10:00 a.m., Toronto time, on the Closing Date or such other time on such date as the Parties may agree as the time at which the Closing shall take place;

“Collective Agreements” means all collective agreements, letters of understanding, letters of intent and similar agreements with any Union relating to any Employees by which the Corporation or any of its Subsidiaries, is bound or which imposes any obligations upon the Corporation or any of its Subsidiaries;

“Commercial Arrangements Framework Agreement” means the agreement between the Corporation and BCE to be executed and delivered upon the execution of this Agreement, in a form acceptable to the Parties, each acting reasonably;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Compensation Plans” means any and all employment benefits relating to bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, employee loans or any other type of arrangement, other than a Pension Plan or Benefit Plan, providing for compensation or benefits additional to base pay or salary;

“Competition Act” means the Competition Act (Canada), as the same may be amended from time to time and any successor legislation thereto, and includes the notifiable transaction regulations thereunder;

"Competition Act Approval" means either:

(a)
that the Commissioner shall have issued an ARC pursuant to section 102 of the Competition Act in respect of the Share Purchase Transactions, and shall not have revoked or threatened to revoke such certificate; or

(b)		that:

(i)
the waiting period under section 123 of the Competition Act shall have expired or the Commissioner shall have waived the notification obligations of the Parties under section 113(c) of the Competition Act, and

(ii)
the Commissioner shall have advised the Parties in writing that the Commissioner does not intend to make an application under Part VIII of the Competition Act for an order in respect of the Share Purchase Transactions and any terms and conditions attached to such advice shall be acceptable to the Parties, and the Commissioner shall not have revoked or threatened to revoke such written advice or modified or threatened to modify any of the terms and conditions attaching to it such that these terms and conditions are no longer acceptable to the Parties;

“Contracts” means all contracts, licenses, leases, agreements, commitments, permits, entitlements and engagements;

“Control” means:

(a)
when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)
when applied to the relationship between a Person and a partnership or joint venture, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such Person has the power to direct the affairs of the partnership or joint venture;

and the words “Controlled by”, and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership or joint venture shall be deemed to Control a corporation, partnership or joint venture (the “Second-mentioned Person”) which is Controlled by the Second-mentioned Person and so on;

"Corporation" means Bell Globemedia Inc., a corporation incorporated under the laws of Ontario, its successors and permitted assigns;

“Corporation Third Party Consents” means the consents, approvals, orders, authorizations, notifications and filings required to be obtained in connection with the execution, delivery and performance of this Agreement, or any of the other documents and agreements to be delivered hereunder, by the Corporation, as disclosed in writing by the Corporation on or prior to the date hereof;

"CRTC" means the Canadian Radio-television and Telecommunications Commission or any successor body thereto;

“CRTC Application” means the application to the CRTC for approval of the Share Purchase Transactions, as provided in section 11.4;

“CRTC Approval” means the approval of the CRTC of the Share Purchase Transactions on the terms set forth in the CRTC Application; provided, however, that approval of the CRTC Application that is subject to a condition precedent shall not be effective until such condition precedent has actually been satisfied;

"CRTC Request" has the meaning attributed thereto in section 11.4.5;

"CRTC Submission" has the meaning attributed thereto in section 11.4.5;

"CTV" means CTV Inc., a corporation incorporated under the laws of Ontario, its successors and permitted assigns;

“CTV Notes” means the $150,000,000 of 10-year, 7.15% notes issued by CTV on July 30, 1999;

“Demand Operating Facility” means the $25,000,000 demand operating facility made as of July 28, 2003 between The Toronto-Dominion Bank and the Corporation, as amended or supplemented;

"Disputes" has the meaning attributed thereto in section 14.1.1;

“Employees” means all individuals employed or retained by the Corporation or any of its Subsidiaries including, for greater certainty, those employees of the Corporation or any of its Subsidiaries on long-term disability leave or other absence;

“Employee Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered relating to any:

(a)	Pension Plans;

(b)	Benefit Plans; or

(c)	Compensation Plans;

to which the Corporation or any of its Subsidiaries is a party to or bound by or under which the Corporation or any of its Subsidiaries has, or will have, any liability or contingent liability with respect to any Employees or former Employees (or any dependants or beneficiaries of any such Employees or former Employees), individuals working on contract or other individuals providing services to the Corporation or any of its Subsidiaries of a kind normally provided by employees;

“Encumbrances” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, restriction, development or similar agreement, easement, right-of-way, title defect, option or adverse claim or encumbrance of any kind or character whatsoever and “Encumbered” has a similar extended meaning;

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, subsurface strata, any sewer system and the environment in the workplace;

“Environmental Approvals” means all legally binding permits, certificates, approvals, licenses, authorizations, consents, agreements, instructions, directions, registrations or approvals issued, granted, conferred or required by Governmental Authorities pursuant to Environmental Laws with respect to the operations, business or assets of the Corporation or any of its Subsidiaries;

“Environmental Laws” means all Laws relating in full or in part to the Environment or health and safety, and includes those Laws relating to the storage, generation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances;

“Environmental Reports” means all of the Phase I and Phase II environmental assessments in the possession of the Corporation and its Subsidiaries relating to Real Property;

“Existing Shareholder Agreement” means the amended and restated unanimous shareholder agreement in respect of the Corporation made effective as of January 1, 2001 between BCE, The Thomson Corporation, Thomson Canada Limited, Woodbridge and the Corporation, as amended or supplemented;

“Fair Market Value” means the fair market value as determined by the board of directors of the Corporation in consultation with such advisors as the board of directors requires in the circumstances and as certified to the Parties in writing by the board of directors of the Corporation as a fair and reasonable determination of the fair market value;

“Financial Statements” means the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004 and the unaudited consolidated financial statements of the Corporation for the ten month period ended October 31, 2005, true copies of which have been disclosed in writing by the Corporation to the Purchasers on or prior to the date hereof;

“Fixed Assets” means the fixed assets, machinery, equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements and spare parts owned or used or held by the Corporation or any of its Subsidiaries, including any which are in storage or in transit, and other tangible property and facilities used by the Corporation or any of its Subsidiaries, whether located in or on its premises or elsewhere;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission (including the CRTC), board, tribunal, bureau, governmental instrumentality, Crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or any province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

“Governmental Authorizations” means all authorizations, approvals (including Competition Act Approval, CRTC Approval and Environmental Approvals), orders, consents, directives, notices, licenses (including licenses from the CRTC), permits, variances, registrations or similar rights issued to, or required by, the Corporation or any of its Subsidiaries in connection with their respective businesses by any Governmental Authority;

“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws, including any asbestos, asbestos-containing materials, solvents and petroleum hydrocarbons;

"Indemnified Party" has the meaning attributed thereto in section 13.1;

"Indemnifying Party" has the meaning attributed thereto in section 13.1;

"Independent Directors" has the meaning attributed thereto in the Shareholder Agreement;

“Intellectual Property” means all material patents, copyrights, Trade-marks, and industrial designs (including registrations of and applications for all of the foregoing in any jurisdiction and renewals, divisions, extensions and reissues, where applicable, relating thereto), trade secrets, confidential information, technology (including rights with respect to computer software) and all other material intellectual property rights of any kind owned or used by the Corporation or any of its Subsidiaries in connection with their respective businesses;

“Laws” means all applicable laws, including common law, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, decrees, directions and judgments or other requirements of any Governmental Authority;

"Leagues" means the NHL and the NBA collectively, and "League" means either of them;

“League Approvals” means the NHL Approval and the NBA Approval collectively, and “League Approval” means either of them;

“League Letters” means the NHL Letter and the NBA Letter collectively, and “League Letter” means either of them;

"League Request" has the meaning attributed thereto in section 11.6.6;

"League Submission" has the meaning attributed thereto in section 11.6.6;

“Leased Real Property” means all material premises used by the Corporation or any of its Subsidiaries in the operation of their respective businesses which are leased, subleased, licensed or otherwise occupied, but not owned, by the Corporation or any of its Subsidiaries and the interest of the Corporation or any of its Subsidiaries in all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other appurtenances situate on or forming part of such premises;

“Long-term Debt of CTV” means, at any time, collectively:

(a)
the amounts outstanding under the amended and restated loan agreement made as of July 30, 1999 among CTV and the lenders named therein, as amended, including accrued interest and any prepayment or other fees or expenses payable under the terms thereof; and

(b)	the amounts outstanding under the CTV Notes, including accrued interest and any prepayment, make whole or other fees or expenses payable under the terms thereof;

“Material Adverse Effect” means any event, change, circumstance or effect that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to the financial condition, assets, business, operations or results of operations of the Corporation and its Subsidiaries on a consolidated basis;

“Material Contracts” means any Contract of the Corporation or any of its Subsidiaries that is material to the Corporation and its Subsidiaries on a consolidated basis, including those material Contracts relating to:

(a)	long-term and bank indebtedness;

(b)	co-ownership, joint venture or partnership arrangements;

(c)	program supply;

(d)	distribution or carriage agreements;

(e)	printing;

(f)	Real Property Leases; and

(g)	to the extent not disclosed in any of clause (a) to (f) above, matters outside the ordinary course of business of the Corporation or its Subsidiary, as the case may be;

"MLSE" means Maple Leaf Sports & Entertainment Ltd., a corporation amalgamated under the laws of Ontario, its successors and permitted assigns;

"NBA" means the National Basketball Association and any successors thereto;

“NBA Approval” means the consent of the National Basketball Association to the changes in the indirect ownership of MLSE and the Toronto Raptors as a result of the Share Purchase Transactions;

“NBA Letter” means letter agreement dated July 1, 2003 among, inter alia, the Corporation, BCE, Woodbridge Parent, 1565117, MLSE and the NBA with respect to certain direct and indirect transfers of BCE’s and the Corporation’s ownership interest in MLSE;

"New Credit Facilities" means the new credit facilities of the Corporation described in the Refinancing Commitment;

"NHL" means the National Hockey League and any successors thereto;

“NHL Approval” means the consent of the NHL to the changes in the indirect ownership of MLSE and the Toronto Maple Leafs as a result of the Share Purchase Transactions;

“NHL Letter” means the letter agreement dated July 1, 2003 among, inter alia, the Corporation, BCE, Woodbridge Parent, 1565117, MLSE and the NHL with respect to certain indirect transfers of BCE’s and the Corporation’s ownership interest in MLSE;

“Occupational Health and Safety Laws” means the Occupational Health and Safety Act (Ontario), as amended from time to time and any successor legislation thereto, the Workplace Safety and Insurance Act (Ontario), as amended from time to time and any successor legislation thereto, or such other similar federal or provincial legislation relating in full or in part to the protection of employee health and safety as may be applicable;

“Owned Real Property” means all freehold lands which are owned or purported to be owned, in fee simple, by the Corporation or any of its Subsidiaries, including all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other appurtenances situate on or forming part of such lands;

“Parties” means the Corporation, BCE, Woodbridge Parent, 1565117, Teachers and Torstar collectively, and “Party” means any one of them;

“Pension Plans” means any and all benefits relating to retirement or retirement savings including, without limitation, pension plans (whether or not such plans are registered or unregistered, funded or unfunded), pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act);

“Permitted Encumbrances” means the Encumbrances disclosed in writing by the Corporation to each other Party on or prior to the date hereof;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, Governmental Authority and a natural Person in such Person’s capacity as trustee, executor, administrator or other legal representative;

“Purchased Shares” means, collectively, the Woodbridge Shares, the Teachers Shares and the Torstar Shares;

“Purchasers” means Woodbridge Parent, Teachers and Torstar collectively, and “Purchaser” means any one of them;

"Real Property" means the Owned Real Property and the Leased Real Property;

“Real Property Leases” means those agreements to lease, leases, subleases or licenses or other agreements or rights pursuant to which the Corporation or any of its Subsidiaries uses or occupies any Leased Real Property;

“Refinancing Commitment” means the commitment letter dated November 16, 2005 between The Toronto-Dominion Bank and the Corporation with respect to the Refinancing Debt, a true copy of which has been provided by the Corporation to each other Party on or prior to the date hereof;

“Refinancing and Distribution Transactions” means, collectively:

(a)	the establishment of the New Credit Facilities;

(b)	the issuance of the notice of redemption of the CTV Notes;

(c)	the borrowing of the Refinancing Debt;

(d)	the subscription by the Corporation for shares of CTV or the loan by the Corporation to CTV or a combination thereof referred to in section 2.1.2.4;

(e)	the repayment of the Long-term Debt of CTV;

(f)	the BCE Distribution; and

(g)	the Woodbridge Distribution;

"Refinancing Debt" has the meaning attributed thereto in section 2.1.2.1;

“Release” has the meaning attributed thereto in any Environmental Laws and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional;

“Shareholder Agreement” means the shareholder agreement between the Parties to be executed and delivered at Closing, in a form acceptable to the Parties, each acting reasonably;

“Shares” means the Class A common shares of the Corporation;

“Share Purchase Price” has the meaning attributed thereto in section 2.2.1;

“Share Purchase Transactions” means, collectively:

(a)	the Woodbridge Share Purchase;

(b)	the Teachers Share Purchase; and

(c)	the Torstar Share Purchase;

“Subsidiary” means, with respect to any Person, a subsidiary within the meaning of the Act and any partnership or joint venture Controlled by such Person;

“Tax Act” means the Income Tax Act (Canada), as the same may be amended from time to time and any successor legislation thereto;

“Tax Returns” means, all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes;

“Taxes” includes, all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

"Teachers" means Ontario Teachers' Pension Plan Board, its successors and permitted assigns;

“Teachers Shares” has the meaning attributed thereto in section 2.2.3.1;

“Teachers Share Purchase” means the share purchase described in section 2.2.3.1;

“Teachers Share Purchase Price” has the meaning attributed thereto in section 2.2.3.1;

“Torstar” means Torstar Corporation, a corporation incorporated under the laws of Ontario, its successors and permitted assigns;

“Torstar Shares” has the meaning attributed thereto in section 2.2.4.1;

“Torstar Share Purchase” means the share purchase described in section 2.2.4.1;

“Torstar Share Purchase Price” has the meaning attributed thereto in section 2.2.4.1;

“Trade-marks” means trade-marks, brand names, internet domain names, trade names, slogans, URLs, designs, graphics, logos and other indicia of origin, whether or not registered and the goodwill associated therewith;

"Transactions" means, collectively, the Refinancing and Distribution Transactions and the Share Purchase Transactions;

“Transaction Approvals” means, collectively:

(a)	Competition Act Approval;

(b)	CRTC Approval;

(c)	the League Approvals; and

(d)	the Corporation Third Party Consents;

"Transferee" has the meaning attributed thereto in Section 11.6.7;

“Union” means any union, trade union or association that may qualify as a union or trade union pursuant to the terms of the Labour Relations Act (Ontario), as the same may be amended from time to time and any successor legislation thereto, or any other similar provincial or federal legislation relating in full or in part to union activity as may be applicable;

“Woodbridge” means, collectively, Woodbridge Parent and 1565117 and their respective successors and permitted assigns;

"Woodbridge Distribution" has the meaning attributed thereto in section 2.1.2.6;

“Woodbridge Parent” means The Woodbridge Company Limited, a corporation incorporated under the laws of Ontario, its successors and permitted assigns;

"Woodbridge Shares" has the meaning attributed thereto in section 2.2.2.1;

"Woodbridge Share Purchase" means the share purchase described in section 2.2.2.1;

"Woodbridge Share Purchase Price" has the meaning attributed thereto in section 2.2.2.1; and

"Workopolis Partnership Agreement" means the amended and restated partnership agreement dated as of January 1, 2000 among Toronto Star Newspapers Limited, 3911322 Canada Inc., Gesca Ltd. and Bell Globemedia Publishing Inc., as amended or supplemented.

1.2		Certain Rules of Interpretation

In this Agreement and the Schedules:

	1.2.1	Time of Essence — time is of the essence of this Agreement;

	1.2.2	Currency — except as expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian currency;

1.2.3
Headings and Table of Contents — The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof;

	1.2.4	Gender and Number — In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders;

	1.2.5	Consent — whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

1.2.6     Calculation of Time — unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day;

1.2.7     Business Day — whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following such day; and

1.2.8 Inclusion — where the word “including” or “includes” appears in this Agreement, it means “including (or includes) without limitation”.

1.3	Prior Approval of CRTC

                   The Parties agree that they will take no actions pursuant to this Agreement which require the prior approval of the CRTC unless and until such approval has been obtained.

1.4	Actions by the Corporation

                   Each of BCE and Woodbridge shall cause, to the extent of its respective legal rights, the Corporation to execute all documents and to take all actions as are necessary to satisfy and fulfill the obligations, conditions and covenants required to be satisfied or fulfilled by the Corporation under this Agreement. The Corporation shall cause its wholly-owned Subsidiaries and, to the extent of its legal rights, its other Subsidiaries, to execute all documents and take all actions as are necessary to satisfy and fulfill the obligations, conditions and covenants required to be satisfied or fulfilled by Subsidiaries of the Corporation under this Agreement.

1.5	Woodbridge – Joint and Several Liability

                   All of the obligations and liabilities of Woodbridge hereunder and under any instrument or document delivered pursuant to this Agreement, including the representations and warranties contained herein, and in any such other instrument or document, are and shall be deemed to be, joint and several obligations and liabilities of Woodbridge Parent and 1565117.

1.6	Purchasers – Several Liability

                   Subject to section 1.5, all of the obligations and liabilities of each of the Purchasers hereunder and under any instrument or document delivered pursuant to this Agreement, including without limitation, the representations and warranties contained herein, and in any such other instrument or document delivered by any Purchaser, are and shall be deemed to be several, and not joint, obligations and liabilities of the respective Purchaser.

1.7	Knowledge

                   Any reference to the knowledge of any Party shall mean to the best of the knowledge, information and belief of the senior officers of such Party, including the senior officers of its Subsidiaries, who are primarily responsible for the matter, but excluding in the case of BCE, the senior officers of the Corporation and its Subsidiaries.

1.8	Entire Agreement

                   This Agreement and the agreements and other documents to be delivered pursuant to this Agreement constitute the entire agreement pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between any of the Parties. There are no warranties, conditions, representations or other agreements between any of the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document delivered pursuant to this Agreement. No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made by any Party to this Agreement or its directors, officers, employees and agents, to any other Party to this Agreement or its directors, officers, employees and agents, except to the extent that any such representation, warranty, opinion, advice or assertion of fact has been reduced to writing and included as a term of this Agreement and none of the Parties has been induced to enter into this Agreement by reason of any representation, warranty, opinion, advice or assertion of fact that has not been reduced to writing and included as a term of this Agreement or any document delivered pursuant to this Agreement. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such representation, warranty, opinion, advice or assertion of fact, except to the extent contemplated above. No supplement, modification or amendment or termination of this Agreement shall be binding unless executed in writing by the Parties to be bound thereby.

1.9	Waiver

                   No waiver of any condition or other provision or of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give such waiver and, unless otherwise provided in such written waiver, shall be limited to the specific condition or other provision or breach waived. No waiver by any Party of any conditions or other provisions or of any breach of any term, covenant, representation or warranty contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term, covenant, representation or warranty contained in this Agreement.

1.10	Governing Law

                   This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract.

1.11	Submission to Jurisdiction

                   Subject to Article 14, any suit, action or proceeding against any Party or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, and each Party hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Subject to Article 14, each Party irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

1.12	Accounting Principles

                   All references to generally accepted accounting principles means to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.13	Invalidity of Provisions

                   Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provisions or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provisions hereof. The Parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which shall come as close as possible to that of the invalid or unenforceable provision which it replaces.

1.14	Third Party Beneficiaries

                   Each Party intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person, other than the Parties, and no Person other than the Parties shall be entitled to rely on the provisions hereof in any action, suit, proceeding, hearing or other forum.

ARTICLE 2

RECAPITALIZATION TRANSACTIONS

2.1	Refinancing and Distribution Transactions

2.1.1 The Parties acknowledge that prior to the execution of this Agreement, the Corporation has entered into the Refinancing Commitment.

2.1.2           The Corporation shall use best efforts to promptly complete the Refinancing and Distribution Transactions at or as soon as practicable following the execution of this Agreement in accordance, in all material respects, with the terms and conditions of the Refinancing Commitment and the steps set out in this section 2.1 and in the order indicated below:

2.1.2.1 Establishment of New Credit Facilities by the Corporation — The Corporation shall establish the New Credit Facilities in all material respects as provided for in the Refinancing Commitment;

2.1.2.2      Notice of Redemption of CTV Notes — Upon execution of the New Credit Facilities, CTV shall issue to each holder of the CTV Notes a written notice of the redemption of the CTV Notes in accordance with the terms of such notes;

2.1.2.3      Borrowing of Refinancing Debt by the Corporation — The Corporation shall terminate the Demand Operating Facility and shall borrow under the New Credit Facilities the amounts required to make the payments provided for under 2.1.2.4, 2.1.2.5 and 2.1.2.6 below, without duplication (the “Refinancing Debt”);

2.1.2.4      Subscription by the Corporation or Loan to CTV — The Corporation shall use a portion of the proceeds of the borrowing referred to in 2.1.2.3 above, which amount shall equal the payment provided for in 2.1.2.5 below, to subscribe for common shares of CTV or to make a loan to CTV or some combination thereof, and shall use a portion of the proceeds of the borrowing to pay all of the fees and expenses incurred by the Corporation in respect of borrowing the Refinancing Debt;

2.1.2.5      Repayment of Long-term Debt of CTV — CTV shall use the proceeds of the subscription or loan or combination thereof referred to in 2.1.2.4 above to repay all of the Long-term Debt of CTV and to pay all of the fees and expenses incurred by CTV in respect of borrowing the Refinancing Debt and repaying the Long-term Debt of CTV; and

2.1.2.6      Distributions by the Corporation — BCE and Woodbridge shall approve a special resolution of the Corporation, and the Corporation shall use a portion of the proceeds of the borrowing referred to in 2.1.2.3 above, to make a return of capital by way of a reduction in the stated capital of the Shares in the amount of $607,250,000 to BCE (the “BCE Distribution”), of $85,325,274 to Woodbridge Parent and of $193,921,076 to 1565117 (together, the “Woodbridge Distribution”). Upon payment of each of the BCE Distribution and the Woodbridge Distribution, BCE and Woodbridge shall each receive a certificate from the Chief Financial Officer of the Corporation (including all necessary financial information supporting such certificate) in form and substance satisfactory to BCE and Woodbridge, each acting reasonably, confirming that the Corporation is legally permitted to make such distributions.

2.1.3 The Corporation shall execute and deliver such documents as may be necessary to complete the Refinancing and Distribution Transactions.

2.1.4 It is a condition precedent to the completion of the Share Purchase Transactions that the Refinancing and Distribution Transactions shall have been completed on or prior to February 28,

2006 in accordance, in all material respects, with the terms and conditions of the Refinancing Commitment and the steps set out in section 2.1 and each of the Purchasers and BCE shall have received a certificate from the Corporation confirming the foregoing, signed for and on behalf of the Corporation by a senior officer thereof.

2.2		Share Purchase Transactions

	2.2.1	Share Purchase Price

The aggregate price (the “Share Purchase Price”) to be paid by the Purchasers to BCE for the Purchased Shares shall be $685,195,257. For greater certainty, each Purchaser shall pay BCE the same price per Share hereunder.

	2.2.2	Woodbridge Share Purchase

Subject to the provisions of this Agreement, at the Closing Time:

2.2.2.1      Purchase and Sale of Woodbridge Shares – BCE shall sell and Woodbridge Parent shall purchase 340,000,000 Shares (being 8.5% of the outstanding Shares after giving effect to the Share Purchase Transactions) (the “Woodbridge Shares”) for $120,085,767 (the “Woodbridge Share Purchase Price”);

2.2.2.2      Payment of Woodbridge Share Purchase Price – Woodbridge Parent shall pay and satisfy the Woodbridge Share Purchase Price by wire transfer of immediately available funds to an account or accounts designated by BCE;

2.2.2.3      Transfer and Delivery of the Woodbridge Shares – BCE shall transfer and deliver to Woodbridge Parent share certificates representing the Woodbridge Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and the Corporation shall take such steps as may be necessary to enter Woodbridge Parent upon the books of the Corporation as the holder of the Woodbridge Shares and to issue one or more share certificates to Woodbridge Parent representing the Woodbridge Shares; and

2.2.2.4 Other Documents – BCE, Woodbridge and the Corporation shall execute and deliver such documents as may be necessary to complete the purchase and sale of the

Woodbridge Shares, including the Shareholder Agreement and a notice of termination of the Existing Shareholder Agreement.

2.2.3	Teachers Share Purchase

Subject to the provisions of this Agreement, at the Closing Time:

2.2.3.1      Purchase and Sale of Teachers Shares – BCE shall sell and Teachers shall purchase 800,000,000 Shares (being 20.0% of the outstanding Shares after giving effect to the Share Purchase Transactions) (the “Teachers Shares”) for $282,554,745 (the “Teachers Share Purchase Price”);

2.2.3.2      Payment of Teachers Share Purchase Price – Teachers shall pay and satisfy the Teachers Share Purchase Price by wire transfer of immediately available funds to an account or accounts designated by BCE;

2.2.3.3      Transfer and Delivery of the Teachers Shares – BCE shall transfer and deliver to Teachers one or more share certificates representing the Teachers Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and the Corporation shall take such steps as may be necessary to enter Teachers upon the books of the Corporation as the holder of the Teachers Shares and to issue one or more share certificates to Teachers representing the Teachers Shares; and

2.2.3.4      Other Documents – BCE, Teachers and the Corporation shall execute and deliver such documents as may be necessary to complete the purchase and sale of the Teachers Shares, including the Shareholder Agreement.

2.2.4	Torstar Share Purchase

Subject to the provisions of this Agreement, at the Closing Time:

2.2.4.1      Purchase and Sale of Torstar Shares – BCE shall sell and Torstar shall purchase 800,000,000 Shares (being 20.0% of the outstanding Shares after giving effect to the Share Purchase Transactions) (the “Torstar Shares”) for $282,554,745 (the “Torstar Share Purchase Price”);

2.2.4.2      Payment of Torstar Share Purchase Price – Torstar shall pay and satisfy the Torstar Share Purchase Price by wire transfer of immediately available funds to an account or accounts designated by BCE;

2.2.4.3      Transfer and Delivery of the Torstar Shares – BCE shall transfer and deliver to Torstar one or more share certificates representing the Torstar Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and the Corporation shall take such steps as may be necessary to enter Torstar upon the books of the Corporation as the holder of the Torstar Shares and to issue one or more share certificates to Torstar representing the Torstar Shares; and

2.2.4.4      Other Documents – BCE, Torstar and the Corporation shall execute and deliver such documents as may be necessary to complete the purchase and sale of the Torstar Shares, including the Shareholder Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

                   Except as disclosed in writing on or prior to the date hereof, each Party represents and warrants to and in favour of each other Party the matters set out below applicable to it and acknowledges that each other Party is relying upon such representations and warranties in connection with the Transactions.

3.1	Organization

                   In the case of each Party other than Teachers, the Party has been duly incorporated, is validly subsisting and has full corporate power and authority to own its properties and conduct its business as currently owned and conducted. Teachers is a corporation without share capital continued and existing under the Teachers’ Pension Act (Ontario) and has full power and authority to administer the Ontario Teachers’ Pension Plan and manage the pension fund established to provide benefits thereunder.

3.2	Corporate Power, Due Authorization, Enforceability and No Violation

3.2.1 The Party has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

3.2.2      The execution and delivery of this Agreement and any other documents and agreements required by this Agreement to be delivered by the Party have been duly authorized and no other corporate proceeding on its part is necessary to authorize this Agreement or any other documents or agreements required by this Agreement to be delivered by the Party.

3.2.3      This Agreement constitutes a valid and binding obligation of the Party enforceable against it in accordance with its terms, and at the Closing Time, the other documents and agreements required by this Agreement to be delivered by the Party will constitute valid and binding obligations of the Party, subject to, in each case, limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings or relating to the enforcement of creditors’ rights generally and to the extent that certain remedies are in the discretion of the court from which they are sought.

3.2.4      The execution and delivery by the Party of this Agreement and any other documents and agreements required by this Agreement to be delivered by the Party and the performance by the Party of its obligations thereunder will not:

3.2.4.1      result, with or without the passage of time, in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale right or payment obligation under any provision of:

3.2.4.1.1 in the case of each Party other than Teachers, the certificate of incorporation, articles, by-laws, or other charter documents of the Party;

3.2.4.1.2 in the case of Teachers, the Teachers’ Pension Act (Ontario), or any documents or instruments governing the establishment and organization of Teachers or its powers;

3.2.4.1.3      any Laws, judgments or decrees applicable to the Party, subject to obtaining any of the Transaction Approvals applicable to the Party, except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, would not (x) have a Material Adverse Effect, (y) enjoin, restrict or prohibit any of the Transactions, or (z) prevent the Party from fulfilling all of its obligations set out in or arising from this Agreement; or

3.2.4.1.4      any contract, agreement, license, franchise or permit to which the Party is bound or subject to or is the beneficiary of, subject to obtaining any of the Transaction Approvals applicable to the Party, except to the extent that the violation or breach of, or failure to obtain any consent under any contract, agreement, license, franchise or permit would not (x) have a Material Adverse Effect; (y) enjoin, restrict or prohibit any of the Transactions, or (z) prevent any Party from fulfilling all of its obligations set out in or arising from this Agreement; or

3.2.4.2 result in the imposition of any Encumbrance upon any of the assets of the Corporation or any of its Subsidiaries other than Permitted Encumbrances.

3.3	Third Party Consents

                   Other than Competition Act Approval, CRTC Approval, League Approvals and the Corporation Third Party Consents, there are no consents, approvals, orders, authorizations, notifications or filings required to be obtained in connection with the execution, delivery and performance of this Agreement, or any of the other documents and agreements to be delivered hereunder, by the Party.

3.4	Litigation

                   There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Party, pending or threatened before any Governmental Authority or arbitration panel which if determined adversely to the Party would:

3.4.1 enjoin, restrict or prohibit the Transactions; or

3.4.2 prevent the Party from fulfilling all of its obligations set out in or arising from this Agreement.

ARTICLE 4

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

                   Except as disclosed in writing on or prior to the date hereof, the Corporation represents and warrants to and in favour of each other Party the matters set out below and acknowledges that each other Party is relying upon such representations and warranties in connection with the Share Purchase Transactions.

4.1	Capitalization of the Corporation

4.1.1 The Corporation has provided to each other Party an accurate description of the authorized and issued capital of the Corporation.

4.1.2 All of the outstanding Shares have been duly authorized and validly issued and are fully paid and non-assessable.

4.1.3      Except as provided for in this Agreement, there are no authorized, issued or outstanding options, warrants or other rights to purchase shares or other securities of the Corporation, no authorized, issued or outstanding securities or obligations convertible into or exchangeable for shares or other securities of the Corporation and no agreements, understandings or commitments (contingent or otherwise) to authorize or issue such options, warrants, rights, securities or obligations.

4.1.4 No holder of securities issued by the Corporation has any right to compel the Corporation to register or otherwise qualify such securities for public sale in Canada or the United States.

ARTICLE 5

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE CORPORATION IN

FAVOUR OF TEACHERS AND TORSTAR

                   Except as disclosed in writing on or prior to the date hereof, the Corporation represents and warrants to and in favour of each of Teachers and Torstar the matters set out below. Torstar acknowledges and agrees with each other Party that notwithstanding any of the representations and warranties in this Article 5, the Corporation has not provided Torstar with any confidential information regarding The Globe and Mail newspaper, all print and electronic publications related thereto or any of its online operations nor with any confidential information regarding MLSE. Notwithstanding the foregoing sentence, the Corporation acknowledges and agrees that each of Teachers and Torstar is relying upon all of the representations and warranties in this Article 5 in connection with the Teachers Share Purchase and the Torstar Share Purchase, respectively.

5.1	Subsidiaries and Equity Investments

5.1.1 The Corporation has provided to Teachers and Torstar an accurate list of the Subsidiaries of the Corporation and does not have any other Subsidiaries and is not a partner in any partnerships.

5.1.2 The Corporation has provided to Teachers and Torstar an accurate list of the equity investments of the Corporation and its Subsidiaries with a book value of $250,000 or more.

5.2	Organization of Subsidiaries

                   Each Subsidiary of the Corporation has been duly incorporated, is validly subsisting and has full corporate power and authority to own its properties and conduct its business as currently owned and conducted.

5.3	Capitalization of Subsidiaries

5.3.1      The Corporation has provided to Teachers and Torstar an accurate description of the authorized and issued capital of the Subsidiaries of the Corporation. There are no authorized, issued or outstanding options, warrants or other rights to purchase shares or other securities of Subsidiaries of the Corporation, no authorized, issued or outstanding securities or obligations convertible into or exchangeable for shares or other securities of Subsidiaries of the Corporation and no agreements, understandings or commitments (contingent or otherwise) to authorize or issue such options, warrants, rights, securities or obligations.

5.3.2 All of the outstanding shares of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.

5.3.3 The Corporation has provided to Teachers and Torstar an accurate description of the Corporation’s direct and indirect ownership interest in each of its Subsidiaries.

5.3.4      No holder of securities issued by a Subsidiary of the Corporation has any right to compel such Subsidiary to register or otherwise qualify such securities for public sale in Canada or the United States.

5.4	Financial Statements and Contingent Liabilities

5.4.1      The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, subject, in the case of any unaudited financial statements, to the absence of notes and to customary year-end adjustments.

5.4.2      The Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Corporation and its Subsidiaries on a consolidated basis as of the dates thereof and for the periods covered thereby, subject, in the case of any unaudited financial statements, to customary year-end adjustments. The reserves and accrued liabilities disclosed on or reflected in the Financial Statements are sufficient in all material respects to provide for the liabilities in respect of which they have been established.

5.5	Absence of Certain Changes or Events

                   Except as contemplated by or permitted under this Agreement, since December 31, 2004 the business of the Corporation and its Subsidiaries has been conducted only in the ordinary course of business of such entity and there has not occurred any event that has had a Material Adverse Effect.

5.6	Absence of Dividends and Distributions

                   Other than as disclosed in the Financial Statements or as contemplated by or permitted under this Agreement, since December 31, 2004 the Corporation has not declared or paid any dividend or made any distribution, whether in cash, in stock or in specie, on any of its outstanding shares.

5.7	Absence of Undisclosed Liabilities

                   Other than as disclosed in the Financial Statements or as contemplated by or permitted under this Agreement, since December 31, 2004 the Corporation and its Subsidiaries have not incurred any liabilities (whether accrued, absolute, contingent or otherwise) except liabilities incurred in the ordinary course of business that would not have a Material Adverse Effect.

5.8	Absence of Guarantees

                   Except as contemplated by or permitted under this Agreement and except for guarantees or indemnities made by the Corporation or any Subsidiary in respect of another Subsidiary or the Corporation, neither the Corporation nor any of its Subsidiaries has given or agreed to give, or is a party or bound by, any guarantee or indemnity in respect of indebtedness or other financial obligations of any

Person or any other commitment by which the Corporation or any Subsidiary is, or is contingently, responsible for such indebtedness or other obligations.

5.9	CRTC Licenses and Other Governmental Authorizations

5.9.1 The Corporation has made available to Teachers and Torstar true and complete copies of each license from the CRTC issued to the Corporation or any of its Subsidiaries.

5.9.2      The Corporation and its Subsidiaries own, possess or have obtained and are in material compliance with all Governmental Authorizations, including all licenses from the CRTC, necessary to conduct their respective businesses as now conducted in compliance with all Laws.

5.9.3      The Governmental Authorizations, including all necessary licenses from the CRTC, are in full force and effect in accordance with their terms and there have been no material violations thereof and no proceedings are pending (other than renewal proceedings as a result of expirations in accordance with the terms thereof) or, to the knowledge of the Corporation, threatened, which could result in their revocation or limitation.

5.10	Material Contracts

5.10.1      The Corporation has provided to Teachers and Torstar a complete and accurate list of the Material Contracts, all of which are in full force and effect unamended, except where the failure to be in full force and effect and unamended would not have a Material Adverse Effect.

5.10.2 The Corporation has made available to Teachers and Torstar true and complete copies of all Material Contracts.

5.10.3      No default exists (or, but for the passage of time or the giving of notice, would exist) under any Material Contract on the part of the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, on the part of any other party to such contracts other than defaults that would not have a Material Adverse Effect.

5.11	Title to Assets

                   Each of the Corporation and its Subsidiaries is the sole beneficial owner of all of its assets and interests in assets, real and personal, with good and valid title, free and clear of all

Encumbrances other than Permitted Encumbrances or Encumbrances that would not have a Material Adverse Effect.

5.12	Fixed Assets

                   The Fixed Assets are in good condition, repair and (where applicable) working order, having regard to their use and age.

5.13	Government Grants

                   There are no contracts or agreements relating to grants or other forms of financial assistance, including loans with interest at below market rates, received by the Corporation or any of its Subsidiaries from any Governmental Authority.

5.14	Litigation

5.14.1      There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Corporation pending or threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Authority or arbitration panel, which, if determined adversely to the Corporation or Subsidiary would: (i) have a Material Adverse Effect; (ii) enjoin, restrict or prohibit any of the Transactions; or (iii) prevent the Corporation from fulfilling all of its obligations set out in or arising from this Agreement or any of the other documents or Agreements required by this Agreement to be delivered.

5.14.2      There is not presently outstanding against the Corporation or any of its Subsidiaries any assessment, judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator that would have a Material Adverse Effect.

5.15	Real Property

5.15.1 The Corporation has provided to Teachers and Torstar a complete and accurate list of the Owned Real Property and the Leased Real Property.

5.15.2 Except for Permitted Encumbrances:

5.15.2.1 the Corporation and its Subsidiaries are the beneficial owners of the Owned Real Property in fee simple with good and marketable title thereto free and clear of all Encumbrances;

5.15.2.2      the buildings, structures, erections, improvements and fixtures situate on or used in connection with the Owned Real Property are in good condition, repair and (where applicable) working order, having regard to their use and age and such assets have been regularly maintained and the Corporation and its Subsidiaries have such rights of entry and exit to and from the Real Properties as are reasonably necessary to carry on their respective businesses thereon;

5.15.2.3      there are no material agreements or understandings between any landlord and tenant, or sublandlord and subtenant, other than as contained in the Real Property Leases, pertaining to the rights and obligations of the parties thereto;

5.15.2.4      neither the Corporation nor any of its Subsidiaries has any material option, right of first refusal or other similar contractual right relating to the Leased Real Property other than as set forth in the Real Property Leases;

5.15.2.5      neither the Corporation nor any of its Subsidiaries has waived, or omitted to take any action in respect of any rights under any of the Real Property Leases other than any waiver or omission that would not have a Material Adverse Effect;

5.15.2.6      no Person has any right to purchase any of the Owned Real Property, and no Person other than the Corporation or any of its Subsidiaries is using or has any right to use, as tenant, or is in possession or occupancy of, any material part of the Real Property;

5.15.2.7      neither the Corporation nor any of its Subsidiaries has granted any option, right of first refusal or other similar contractual rights with respect to any of the Owned Real Property or any part thereof;

5.15.2.8      neither the Corporation nor any of its Subsidiaries has received any written notice of non-compliance with current zoning regulations that would affect its respective business in any material respect; and

5.15.2.9      neither the Corporation nor any of its Subsidiaries has received any written notice of any expropriation or condemnation or similar proceeding pending or threatened against the Owned Real Property or any part thereof that would affect its respective business in any material respect.

5.16	Environmental

5.16.1 The Corporation has made available to Teachers and Torstar true and complete copies of each Environmental Report.

5.16.2 Except as expressly disclosed in the Environmental Reports and except for any matters that would not have a Material Adverse Effect:

5.16.2.1      neither the Corporation nor any of its Subsidiaries nor any of the Real Property is in violation of any Environmental Law which violation, to the knowledge of the Corporation, requires or may reasonably be expected to require any work, remediation, monitoring, repairs, construction, change in business practices or operations, or expenditures;

5.16.2.2      neither the Corporation nor any of its Subsidiaries has received any written demand or written notice with respect to a breach of or liability under, whether actual or alleged, any Environmental Laws;

5.16.2.3      the Corporation has no knowledge of any change in the terms and conditions of any Environmental Approvals or any renewal, modification, revocation, reissuance, alteration, transfer or amendment of such Environmental Approvals, or any review or issuance by, or approval of, any Governmental Authority of such Environmental Approvals in connection with the execution or delivery of this Agreement; and

5.16.2.4      to the knowledge of the Corporation, there are no expenses, penalties or costs to be incurred, or already accruing, by the Corporation or any of its Subsidiaries or in connection with the Owned Real Property and there is no reasonable basis for any claim against the Corporation or any of its Subsidiaries, in each case under any Environmental Laws or with respect to any Hazardous Substances.

5.16.3 The representations and warranties in this section 5.16 are the only representations and warranties applicable to environmental matters.

5.17	Tax Matters

5.17.1      The Corporation and each of its Subsidiaries has timely filed all Tax Returns required to be filed by it, has withheld Tax as required from all amounts paid or payable by it and remitted such Tax to the appropriate Governmental Authority and has timely paid, or caused to be timely paid, all amounts of Taxes due and payable by it as of the date hereof.

5.17.2      Adequate provisions have been made in the Financial Statements for all Taxes payable in respect of the business or assets of the Corporation and its Subsidiaries or otherwise for all periods up to the date of the most recent balance sheet comprising part of the Financial Statements.

5.17.3      Neither the Corporation nor any of its Subsidiaries has received any written notification that any issues involving Taxes have been raised (and are currently pending) by the Canada Revenue Agency or any other taxing authority in connection with any Taxes payable by it or Tax Return filed or required to be filed by it that would have a Material Adverse Effect.

5.17.4      Neither the Corporation nor any of its Subsidiaries will be subject to any Tax in respect of the Refinancing and Distribution Transactions in and of themselves, other than in respect of any interest received or receivable by the Corporation on any interest-bearing loan to CTV referred to in section 2.1.2.4. Based on current Laws and Canada Revenue Agency administrative practice, interest paid or payable by the Corporation on the Refinancing Debt will be deductible by the Corporation in computing its income for purposes of the Tax Act and any applicable provincial corporate or income tax legislation.

5.17.5 The Corporation is not a public corporation for purposes of the Tax Act or any applicable provincial corporate or income tax legislation.

5.18	Employment Matters

5.18.1      There are no written or oral contracts of employment entered into with any Employees earning in excess of $250,000 per year other than contracts which are terminable on the giving of reasonable notice in accordance with applicable Laws.

5.18.2      The Corporation and its Subsidiaries are being operated in material compliance with all Laws relating to employees, including employment standards, Occupational Health and Safety Laws, human rights, labour relations and pay equity.

5.18.3 The Corporation and its Subsidiaries are not required to make severance, termination or similar payments to any employee as a result of the transactions contemplated by this Agreement.

5.19	Collective Agreements

5.19.1 The Corporation has provided to Teachers and Torstar a complete and accurate list of all Collective Agreements.

5.19.2 The Corporation has made available to Teachers and Torstar true and complete copies of all Collective Agreements.

5.19.3      There are no outstanding or, to the knowledge of the Corporation, threatened labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Employees or dependent contractors not already covered by a Collective Agreement.

5.19.4      To the knowledge of the Corporation, there are no threatened or apparent union organizing activities involving any Employees or dependent contractors not already covered by a Collective Agreement.

5.19.5 There is no strike or lock out occurring or, to the knowledge of the Corporation, threatened affecting the Corporation or any of its Subsidiaries.

5.19.6      Neither the Corporation nor any of its Subsidiaries has any unresolved grievances or pending arbitration cases outstanding or any labour problems that may lead to an interruption of operations at any location other than unresolved grievances, pending arbitration cases outstanding or labour problems that would not have a Material Adverse Effect.

5.20	Employee Plans

5.20.1 The Corporation has made available true and complete copies of all material Employee Plans or, where oral, written summaries of the material terms of such Employee Plans.

5.20.2      The Employee Plans are established, registered (where required), qualified, administered and invested, in material compliance with: (i) the terms thereof; (ii) all applicable Laws; and (iii) the applicable Collective Agreements.

5.20.3      All material obligations to or under the Employee Plans (whether pursuant to the terms thereof, any Laws or the Collective Agreements) have been satisfied and there are no outstanding defaults or violations thereunder by the Corporation or any of its Subsidiaries other than defaults or violations that would not have a Material Adverse Effect.

5.20.4      None of the Employee Plans provide for benefit increases or the acceleration of funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or any of the other documents or agreements required by this Agreement to be delivered or the completion of the Transactions.

5.20.5      All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Employee Plan have been paid or remitted in material compliance with the terms thereof, all Laws and the Collective Agreements, and no Taxes, penalties or fees are owing under any Employee Plan.

5.20.6      No event has occurred with respect to any registered Employee Plan which would result in the revocation of the registration of such Employee Plan or entitle any Person, without the consent of the Corporation or one of its Subsidiaries, to wind-up or terminate any Employee Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the Tax status of any such plan.

5.20.7 Each Pension Plan is being funded in material compliance with the terms thereof, all Laws and the Collective Agreements.

5.20.8      No material changes have occurred or have been promised in respect of any Employee Plan since the date of the most recent financial, accounting, actuarial or other report, as applicable, issued in connection with any Employee Plan, which could reasonably be expected to materially adversely affect the relevant report (including rendering it misleading in any material respect) except for changes in general economic and market conditions.

5.20.9 There have been no withdrawals or transfers of assets from any Employee Plan otherwise than in accordance with the terms of the applicable Employee Plan, Collective Agreements and all Laws.

5.20.10     All benefits under any Employee Plan which provides benefits beyond retirement or other termination of service to Employees or former Employees (or to the beneficiaries or dependants of such Employees or former Employees) have been properly accrued on the relevant Financial Statements in accordance with Canadian generally accepted accounting principles.

5.20.11     None of the Employee Plans requires or permits a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any insured Employee Plan are reasonable and sufficient to provide for all incurred but unreported claims.

5.21	Intellectual Property

5.21.1      Where any Intellectual Property owned by the Corporation or any of its Subsidiaries is registered, all steps have been taken, including payment of fees and filing of documentation, that are necessary to maintain such registrations in good standing.

5.21.2      Neither the Corporation nor any of its Subsidiaries has received written notice, that its use of any of the Intellectual Property infringes upon or breaches the intellectual property rights of any other Person, may result in a default or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any Material Contract.

5.21.3      There are no claims, oppositions, conflicts, proceedings, or investigations against any Person, or, to the knowledge of the Corporation, any breaches, interferences, infringements, violations or appropriations by any Person, relating to any of the Intellectual Property.

5.21.4      The Corporation and its Subsidiaries have the right to use all of the Intellectual Property which is necessary to conduct their respective businesses as currently conducted in all material respects.

5.22	Websites and Domain Names

5.22.1 The content of the internet websites which form part of the Intellectual Property complies with all applicable Laws in all material respects.

5.22.2      No internet domain name which forms part of the Intellectual Property was registered or acquired, or has been used, for an unlawful purpose or in bad faith, including primarily for the purpose of:

5.22.2.1 disrupting the business of a competitor;

5.22.2.2 selling or transferring the domain name to the owner of a Trade-mark which is identical to or confusingly similar to the domain name registration or to a competitor of such owner;

5.22.2.3 preventing the owner of a Trade-mark from reflecting the Trade-mark in a corresponding domain name registration; or

5.22.2.4 attempting to attract, for commercial gain, internet users to a particular website by creating a likelihood of confusion with the Trade-mark of another Person.

5.23	Compliance with Laws

                   The Corporation and its Subsidiaries are being operated in compliance with all applicable Laws in all material respects.

5.24	Restrictive Covenants

                   The Corporation and its Subsidiaries are not party to or bound or affected by any commitment, agreement or document, other than the Existing Shareholder Agreement, containing any covenant expressly limiting its ability to compete in any material respect in any line of business after the Closing on substantially the same basis as presently carried on.

5.25	Insurance

                   The Corporation and its Subsidiaries maintain such policies of insurance (under BCE’s umbrella coverage or otherwise), issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are prudent for owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and neither the Corporation nor any of its Subsidiaries are in material default, as to the payment of premium or otherwise, under the terms of any such policy.

5.26	Non-Arm’s Length Transactions

                   Except for Contracts made solely between the Corporation and any Subsidiary or between any of the Subsidiaries of the Corporation, there are no Contracts between the Corporation or any of its Subsidiaries and any Person with whom the Corporation or any Subsidiary is not dealing, at the date hereof, at Arm’s Length, other than Contracts entered into in the ordinary course of business on terms no less favourable to the Corporation and its Subsidiaries than are available from an Arm’s Length party.

5.27	Books and Records

                   All Books and Records fairly and correctly disclose in all material respects the financial position of the Corporation and its Subsidiaries and all financial transactions relating to the businesses carried on by the Corporation and its Subsidiaries have been accurately recorded in such Books and Records.

ARTICLE 6

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF BCE

                   BCE represents and warrants to and in favour of each other Party the matters set out below and acknowledges that each other Party is relying upon such representations and warranties in connection with the Share Purchase Transactions.

6.1	Title to Purchased Shares

                   Prior to the completion of the Share Purchase Transactions, BCE is the beneficial and registered owner of 2,740,000,000 Shares, including the Purchased Shares. All of the Purchased Shares are validly issued, fully paid and non-assessable and are owned by BCE free and clear of all Encumbrances other than any restrictions on transfer contained in the articles of the Corporation and the Existing Shareholder Agreement. At or prior to the Closing Time, such restrictions will have been complied with or terminated and, at the Closing Time, BCE will have full legal right, power and authority to sell the Purchased Shares to the Purchasers free of all Encumbrances. Except as provided in this Agreement and the Existing Shareholder Agreement, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire the Purchased Shares from BCE.

6.2	Residence of BCE

                   BCE is not a non-resident of Canada under the Tax Act.

ARTICLE 7

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF WOODBRIDGE

                   Woodbridge represents and warrants to and in favour of each other Party the matters set out below and acknowledges that each other Party is relying upon such representations and warranties in connection with the Share Purchase Transactions.

7.1	Availability of Funds

                   When payable under the terms of this Agreement, Woodbridge Parent will have the funds required to pay and satisfy the Woodbridge Share Purchase Price.

7.2	Foreign Investment Review

Neither Woodbridge Parent nor 1565117 is:

7.2.1 a non-Canadian for the purposes of the Investment Canada Act (Canada); or

7.2.2 controlled in fact by any non-Canadian or non-Canadian for the purposes of the Investment Canada Act (Canada).

7.3	Purchaser an Accredited Investor

                   Woodbridge Parent is an “accredited investor” within the meaning of paragraph (m) of the definition of accredited investor in section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions.

7.4	Registered and Beneficial Ownership

                   Prior to the completion of the Share Purchase Transactions, Woodbridge Parent and 1565117 are the beneficial and registered owners of 385,000,000 Shares and 875,000,000 Shares, respectively.

ARTICLE 8

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF TEACHERS

                   Teachers represents and warrants to and in favour of each other Party the matters set out below and acknowledges that each other Party is relying upon such representations and warranties in connection with the Share Purchase Transactions.

8.1	Availability of Funds

                   When payable under the terms of this Agreement, Teachers will have the funds required to pay and satisfy the Teachers Share Purchase Price.

8.2	Foreign Investment Review

Teachers is not:

8.2.1 a non-Canadian for the purposes of the Investment Canada Act (Canada); or

8.2.2 controlled in fact by a non-Canadian or non-Canadian for the purposes of the Investment Canada Act (Canada).

8.3	Purchaser an Accredited Investor

                   Teachers is an “accredited investor” within the meaning of paragraph (i) of the definition of accredited investor in section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions.

ARTICLE 9

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF TORSTAR

                   Torstar represents and warrants to and in favour of each other Party the matters set out below and acknowledges that each other Party is relying upon such representations and warranties in connection with the Share Purchase Transactions.

9.1	Availability of Funds

                   When payable under the terms of this Agreement, Torstar will have the funds required to pay and satisfy the Torstar Share Purchase Price.

9.2	Foreign Investment Review

Torstar is not:

9.2.1 a non-Canadian for the purposes of the Investment Canada Act (Canada).; or

9.2.2 controlled in fact by any non-Canadian or non-Canadian for the purposes of the Investment Canada Act (Canada).

9.3	Purchaser an Accredited Investor

                   Torstar is an “accredited investor” within the meaning of paragraph (m) of the definition of accredited investor in section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions.

ARTICLE 10

NON-WAIVER; SURVIVAL

10.1	Non-Waiver

                   No investigations made by or on behalf of any Party at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by any other Party in or pursuant to this Agreement.

10.2	Nature and Survival

10.2.1 Subject to section 10.2.2, all representations and warranties contained in this Agreement shall survive the Closing and the completion of the Transactions.

10.2.2 All representations and warranties contained in this Agreement shall survive until the first anniversary of the Closing Date, except for the representations and warranties:

10.2.2.1 concerning environmental matters set out in section 5.16, which shall survive until the fifth anniversary of the Closing Date; and

10.2.2.2      made in respect of any particular Person relating to a particular Tax in respect of a particular event or taxation year, including those set out in section 5.17, which shall survive for a period of 90 days after the date the relevant Governmental Authority shall no longer be entitled to assess or reassess liability for that particular Tax against the Person to or in respect of whom such representations and warranties are made (or against a non-Arm’s Length Person who is liable for the particular Tax) in respect of any such event or taxation year, having regard, without limitation, to any waivers given by that Person in respect of any taxation year.

10.2.3      Notwithstanding the limitations set out in section 10.2.2, any Claim which is based on representations and warranties set out in sections 3.1, 3.2, 4.1, 5.2, 5.3, 6.1 or 7.4 or on an intentional misrepresentation or fraud, may be brought at any time.

ARTICLE 11

COVENANTS OF THE PARTIES

11.1	Positive Covenants

                   Other than as contemplated by or permitted under this Agreement or as otherwise agreed by all of the Parties in writing, at all times prior to the Closing Date, the Corporation shall:

11.1.1      permit any of the other Parties and their respective representatives, without interference to the ordinary conduct of business of the Corporation and its Subsidiaries, to have access during normal business hours to the Books and Records and the properties and assets used by the Corporation and its Subsidiaries and to management of the Corporation and its Subsidiaries, in order to enable confirmation of the matters warranted in Article 3, Article 4 and Article 5 as they relate to the Corporation and its Subsidiaries, provided that the Corporation and its Subsidiaries shall not be required to disclose any information to any of the other Parties where prohibited by any Laws or agreement. If any consent of any Person or Governmental Authority is required to permit the Corporation or any of its Subsidiaries to release any information to the Purchasers, the Corporation shall make commercially reasonable efforts to obtain, or to cause to be obtained, such consent as soon as possible but shall not be required to disclose such information prior to receipt of such consent;

11.1.2 conduct the business of the Corporation and its Subsidiaries in all material respects in the ordinary course of business on a basis consistent with past practice;

11.1.3      maintain all of the assets of the Corporation and its Subsidiaries in good condition and maintain insurance upon the assets of the Corporation and its Subsidiaries and make arrangements for replacement insurance to take effect following Closing given that the BCE umbrella insurance policies will cease to apply after the Share Purchase Transactions;

11.1.4 maintain the Books and Records in the ordinary course of business on a basis consistent with past practice; and

11.1.5      refrain from taking any actions that would cause the representations and warranties of the Corporation in Article 3, Article 4 and Article 5 to be untrue or incorrect at the Closing Time except to the extent such arise from:

11.1.5.1 actions contemplated by or permitted under this Agreement; or

11.1.5.2 the operation of the business of the Corporation and its Subsidiaries in all material respects in the ordinary course of business on a basis consistent with past practice.

11.2	Commercial Arrangements

11.2.1 Upon the execution of this Agreement, the Corporation and BCE shall execute the Commercial Arrangements Framework Agreement and deliver executed copies to each of the other Parties.

11.2.2 If this Agreement is terminated in accordance with Article 12 or section 15.1, then the Corporation and BCE shall terminate the Commercial Arrangements Framework Agreement.

11.3	Agreement Regarding Names

11.3.1      At or prior to the Closing Time, BCE shall cause Bell Canada to, and the Corporation shall, execute, and deliver executed copies to each of the other Parties of an amendment to the trade-mark license agreement between Bell Canada and the Corporation, dated January 9, 2001, regarding the use of the “Bell Globemedia” names and related marks, logos and domain names including the “bellglobemedia.com” domain name (the “Bell Trade-marks License”) to limit the term of such license to a 6-month transitional period following the Closing Date and to make certain other amendments thereto as are more particularly described therein, in a form acceptable to the Parties, each acting reasonably. Similar amendments shall also be made to each other similar trade-mark license agreement between Bell Canada and certain of the Corporation’s Subsidiaries and other investee companies, dated with their respective dates.

11.3.2 At or prior to the Closing Time, BCE shall cause Bell Canada:

11.3.2.1 to withdraw its existing trade-mark registrations for all of its “Bell Globemedia” names, and related marks, logos and domain names, from the Canadian Intellectual Property Office; and

11.3.2.2 to covenant not to create, use, exploit, license or otherwise deal with any name that includes the word “Globemedia” or any derivative thereof, including not opposing or interfering with any attempt by the Corporation or an associated company to register same, or to authorize, consent to or condone same, except as may be agreed in advance and in writing by the Corporation.

Notwithstanding the foregoing, the Corporation agrees that Bell Canada, BCE or their affiliates, shall be licensed and entitled to retain and use the “Bell Globemedia” names, and related marks, logos and domain names, during a transitional period of 6-months immediately following the Closing Date, or on archival materials or as may be legally required or in accordance with prudent document retention practices. For greater certainty, nothing in this Agreement, in the Bell Trademarks License or similar trade-mark license agreements between Bell Canada and certain of the Corporation’s Subsidiaries and other investee companies, shall interfere, conflict, prohibit or otherwise affect, directly or indirectly, Bell Canada’s full and exclusive rights to use, exploit, license or otherwise deal with its “Bell” names, and related marks, logos and domain names which do not include the word “Globemedia”.

11.4	CRTC Matters

11.4.1      The Corporation shall, as soon as reasonably practicable, prepare and file the CRTC Application. Each of the Parties shall at all times cooperate with each other with respect to the CRTC Application, provided that the Corporation shall prepare and have control over the CRTC Application, including the presentation of the CRTC Application at any public hearing held to consider it.

11.4.2      The Corporation shall consult with, and consider in good faith any suggestions made by, the other Parties, with respect to the documentation relating to the CRTC Application. Each other Party shall promptly furnish to the Corporation or its counsel such information and assistance as the Corporation may reasonably request in order to prepare the documentation relating to the CRTC Application.

11.4.3      The Corporation shall diligently pursue the CRTC Approval on the terms set forth in the CRTC Application which shall be consistent with the terms of this Agreement. The Corporation shall use commercially reasonable efforts to allow BCE to participate in any discussion with the CRTC regarding the Commercial Arrangements Framework Agreement. The Corporation shall request that the CRTC Application be processed by the CRTC on an expedited basis and, to the extent that a public hearing is held, the Corporation shall request the earliest possible hearing date for the consideration of the CRTC Application.

11.4.4      The Corporation shall inform the other Parties or their respective counsel on a regular basis as to the status of the CRTC’s processing of the CRTC Application and shall immediately provide each of the other Parties or their respective counsel with copies of any correspondence from or to the CRTC.

11.4.5     Each of the Parties shall immediately upon receipt by any one of them of any notice, request or correspondence concerning the CRTC Application from the CRTC (a “CRTC Request”), provide a copy of such CRTC Request to each of the other Parties. The Parties shall promptly furnish to the CRTC any additional information required or reasonably requested by the CRTC. No later than five Business Days prior to any date upon which a filing, submission or response (a “CRTC Submission”) is required pursuant to any CRTC Request or, where less than five Business Days’ notice of the requirement or opportunity for such CRTC Submission is given, as soon as reasonably practicable, the Party making the CRTC Submission shall provide a copy of any proposed CRTC Submission to each of the other Parties, and shall consult with such Parties as to the content of the CRTC Submission and shall consider in good faith any suggestions made by the other Parties concerning such CRTC Submission. The Parties agree that any such CRTC Submission shall be consistent with their objective of obtaining CRTC Approval.

11.5	Competition Act Matters

11.5.1      The Corporation shall, as soon as reasonably practicable, prepare and file with the Commissioner an application for an ARC pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, together with a request that a “no-action” letter be issued if an ARC is not issued. Each Party shall promptly furnish to the Corporation or its counsel such information and assistance as the Corporation may reasonably request in order to prepare such application. The Corporation shall consult with, and consider in good faith any suggestions made by, the other Parties with respect to the ARC application.

11.5.2      If, at any time after the ARC application has been submitted to the Commissioner, the Corporation determines that neither an ARC nor a waiver under section 113(c) of the Competition Act will be issued by the Commissioner, each of Woodbridge Parent and the Corporation shall, as soon as practicable, make a short-form pre-merger notification filing (unless the Commissioner requests a long-form filing, in which case they shall make a long-form filing instead of or in addition to a short-form filing) in respect of the Woodbridge Share Purchase.

11.5.3      The Corporation shall diligently pursue Competition Act Approval. The Corporation shall inform the other Parties or their counsel on a regular basis as to the status of the Commissioner’s consideration of the ARC application and shall provide the other Parties or their counsel with copies of any material correspondence from or to the Commissioner. The Corporation shall use reasonable commercial efforts to allow competition counsel to the other Parties to participate in all material discussions with the Commissioner relating to the ARC application. For greater certainty, the Corporation shall use reasonable commercial efforts to allow BCE or its counsel to participate in any discussion with the Commissioner regarding the Commercial Arrangements Framework Agreement.

11.5.4      Each of the Parties shall immediately upon receipt by any one of them of any material request for information or other communication from the Commissioner relating to the ARC application provide a copy (or advise the other parties or their counsel if such is not made in writing) of such request to each of the other Parties or their counsel. As soon as reasonably practicable thereafter, the Party to whom the request was made shall provide its proposed submission or response to each of the other Parties or their counsel, shall consult with the other Parties or their counsel as to the content of the proposed submission or response, and shall consider in good faith any suggestions made by the other Parties or their counsel concerning the proposed submission or response, all with a view to promptly furnishing to the Commissioner the information so requested. The Parties agree that any such submission or response shall be consistent with their objective of obtaining Competition Act Approval.

11.5.5      Notwithstanding the foregoing, each Party reserves the right to limit or restrict the exchange of confidential information about such Party pursuant to this section (although, in such cases, external counsel shall be allowed access to such information where necessary in connection with the pursuit of the Competition Act Approval).

11.6	League Approvals

11.6.1      The Corporation shall, as soon as reasonably practicable, prepare and file with each League an application for League Approval in respect of the Share Purchase Transactions in accordance with the applicable League Letter. Each other Party shall promptly furnish to the Corporation such information and assistance as the Corporation may reasonably request in order to prepare such applications.

11.6.2      The Corporation shall consult with, and consider in good faith any suggestions made by the other Parties with respect to the documentation relating to the applications for the League Approvals. Each other Party shall promptly furnish to the Corporation such information and assistance as the Corporation may reasonably request in order to prepare the documentation relating to the applications for the League Approvals.

11.6.3 The Corporation shall diligently pursue the League Approvals on the terms set forth in the applications which shall be consistent with the terms of this Agreement.

11.6.4      The Parties acknowledge that Teachers is the majority shareholder of MLSE and the process for pursuing the League Approvals will be conducted in accordance with the terms of any applicable agreements governing MLSE.

11.6.5      The Corporation shall inform the other Parties on a regular basis as to the status of the League Approvals and shall provide each of the other Parties with copies of any correspondence from or to the Leagues.

11.6.6 Each of the Parties shall immediately upon receipt by any one of them of any notice, request or correspondence concerning a League Approval from a League (a “League Request”),

provide a copy of such League Request to each of the other Parties. The Parties shall promptly furnish to the Leagues any additional information required or reasonably requested in respect of the League Approvals. No later than five Business Days prior to any date upon which a filing, submission or response (a “League Submission”), is required pursuant to any League Request, or where less than five Business Days’ notice of the requirement or opportunity for such League Submission is given, as soon as reasonably practicable, the Party making the League Submission shall provide a copy of the proposed League Submission to each of the other Parties, and shall consult with such Parties as to the content of the League Submission and shall consider in good faith any suggestions made by the other Parties concerning such League Submission. The Parties agree that any such League Submission shall be consistent with their objective of obtaining the League Approvals.

11.6.7     In the event that a League determines not to provide a League Approval in respect of the relevant Transactions or has neither approved nor disapproved the relevant Transactions by the time the other consents or approvals that are Transaction Approvals are obtained, the Parties shall take all reasonable action as is necessary or desirable to effectuate the Transactions without such League Approval, including, as necessary, by the Corporation assigning its entire ownership interest in MLSE to a newly-formed single purpose entity (the “Transferee”) owned solely by BCE and Woodbridge as contemplated by and in accordance with the relevant League Letter. Any such assignment shall be made on fair and reasonable terms reflecting the Fair Market Value of the Corporation’s interest in MLSE negotiated in good faith between BCE, Woodbridge and the Corporation, which terms shall require, among other things, that the Corporation shall continue to diligently pursue such League Approvals in respect of the relevant Transactions and that the Transferee shall assign such interest in MLSE back to the Corporation when such League Approval has been obtained at the same value it acquired such interest at.

11.7	Transaction Approvals

11.7.1     Without any limitation on the obligations set forth in section 11.4, section 11.5 and section 11.6, the Corporation shall diligently pursue all of the Transaction Approvals and the Parties shall use their respective commercially reasonable efforts to support the Corporation’s pursuit of the Transaction Approvals and shall provide such assistance as is commercially reasonable to provide in order to obtain the Transaction Approvals, including providing to the Corporation all necessary information. No Party (other than the Corporation, as described below)

shall be obligated to make any payment to any Person or to pay any charge or fee or make or incur any additional payment, guarantee or financial contribution or arrangement or to institute legal, arbitration or other proceedings in connection therewith.

11.7.2     All costs and expenses incurred with respect to pursuing the Transaction Approvals shall be borne by the Corporation, other than costs and expenses of any advisors, including legal counsel, retained by the Purchasers or BCE, which shall be for the account of such Purchaser or BCE, as the case may be.

11.7.3     Torstar, Woodbridge Parent and the Corporation shall work co-operatively to obtain a waiver from Gesca Ltd. of its rights to acquire Bell Globemedia Publishing Inc.’s partnership interest in Workopolis in the event that Bell Globemedia Publishing Inc. becomes subject to a change of control for the purposes of the Workopolis Partnership Agreement as a result of the transactions contemplated by this Agreement and upon obtaining such waiver Torstar shall, or shall cause its applicable Subsidiary to, waive its rights to acquire such partnership interest. In the event that Torstar, Woodbridge Parent and the Corporation are unable to obtain a waiver from Gesca Ltd. on terms satisfactory to each of them, each of such parties shall work cooperatively to pursue a transaction or series of transactions that would achieve the same economic and business result as obtaining the waiver from Gesca Ltd. (for example, Torstar exercising its right to acquire the partnership interest to hold it for the benefit of the Corporation with an agreement to transfer the partnership interest back to the Corporation when and if possible), provided that none of these parties shall be required to take any action that would have adverse consequences for it. In connection with obtaining the required waivers, each of Torstar, Woodbridge Parent and the Corporation shall pursue in good faith any consequential amendments to the Workopolis Partnership Agreement.

11.7.4     Notwithstanding any other provision of this Agreement, if the condition in section 12.1.1 is not fulfilled solely as a result of the Torstar Share Purchase, each Party other than Torstar agrees to work together to identify a replacement for Torstar that is acceptable to all such Parties, acting reasonably, and thereafter to complete the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement. Each Party other than Torstar acknowledges and agrees that it will be necessary to enter into a new agreement substantially in the form of this Agreement to provide for a replacement for Torstar and agree to make such changes to the form of the Agreement as are required to give effect to the replacement party. In these circumstances, Torstar agrees that it shall continue to be bound by section 11.7.3.

11.8	Negative Covenants

                   Other than as contemplated by or permitted under this Agreement and other than transactions solely between the Corporation and any Subsidiary or between any of its Subsidiaries, at any time prior to the Closing Date, without the prior written consent of the other Parties, the Corporation shall not, directly or indirectly:

11.8.1 take any initiative that would amount to a material change in the business of the Corporation and its Subsidiaries on a consolidated basis;

11.8.2 amend its articles, by-laws, constating documents or other organizational documents;

11.8.3 declare or pay any dividend or make any distribution, whether in cash, in stock or in specie, on any of its outstanding shares;

11.8.4 repurchase, redeem or otherwise acquire any of its securities;

11.8.5 issue, grant or sell any of its securities;

11.8.6 amalgamate, merge or combine with or into any other Person;

11.8.7 take or institute any proceedings for winding-up, reorganizing or dissolving;

11.8.8     purchase or acquire, in any single transaction or series of related transactions, assets or shares of, or other interests in, any other Person where the aggregate consideration payable pursuant to the transaction, including any indebtedness assumed, exceeds $250,000,000 as of the effective date of the transaction (in the case of a series of related transactions, on the effective date of the first of such transactions);

11.8.9     sell or dispose of, by conveyance, transfer, lease or otherwise, in any single transaction or series of related transactions, assets, including shares of, or other interests in, any of its Subsidiaries, where the aggregate consideration receivable pursuant to the transaction, including any indebtedness assumed, exceeds $250,000,000 as of the effective date of the transaction (in the case of a series of related transactions, on the effective date of the first of such transactions);

11.8.10     enter into any joint venture or strategic alliance in any single transaction or series of related transactions that would reasonably be expected to account for more than $150,000,000 of the annual revenues of the Corporation and its Subsidiaries on a consolidated basis in the first full fiscal year immediately following the effective date of the transaction (in the case of a series of related transactions, in the first full fiscal year immediately following the effective date of the first of such transactions);

11.8.11     enter into any non-Arm’s Length transactions, except transactions entered into in the ordinary course of business on terms no less favourable to the Corporation than are available from an Arm’s Length party;

11.8.12 do indirectly, including through any of its Subsidiaries, anything which would not be permitted to be done directly pursuant to this section 11.8; or

11.8.13 make any commitment or agreement to do any of the foregoing.

ARTICLE 12

CONDITIONS PRECEDENT

                   The obligation of any Party to complete or cause to be completed any of the Share Purchase Transactions shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent that are expressed for the benefit of such Party. If any of the conditions described in this Article 12 has not been fulfilled by the Closing Time, any Party that has the benefit of such unfulfilled condition may terminate this Agreement by notice in writing to all of the other Parties, in which event all of the Parties shall be released from their obligations under this Agreement (other than the obligations contained in Article 14 and section 16.2 and section 16.3 which shall survive the termination). However, any Party may agree in writing to waive compliance with any condition for its benefit in whole or in part, without prejudice to their right to recover damages for the breach of any representation, warranty, covenant or condition for its benefit contained in this Agreement.

12.1	Conditions for the Benefit of Parties

                   The following shall be mutual conditions for the benefit of each of the Parties other than the Corporation to its obligation to complete the closing of the Share Purchase Transactions to which it is a party:

12.1.1 Competition Act Approval — Competition Act Approval shall have been obtained;

12.1.2 CRTC Approval — CRTC Approval shall have been obtained;

12.1.3     Representations and Warranties — The representations and warranties in this Agreement given to the Party by each other Party shall be true and correct in all material respects (provided that those representations and warranties that are qualified by materiality qualifiers, to the extent so qualified, shall be true and correct) at the Closing Time with the same force and effect as if made at the Closing Time (to the extent that any such representations and warranties, by their terms, are made expressly as of the date hereof or another date, as of such other date and except with respect to the representations and warranties set forth in Article 5 to the extent such representations and warranties are affected by any matter arising after the date of this Agreement); and each Party shall have received a certificate from each other Party from which it receives representations and warranties pursuant to this Agreement confirming the foregoing, signed for and on behalf of the Party by a senior officer of the Party; the Corporation shall have the right from time to time prior to the Closing Time to supplement or amend its written disclosure relating to the representations and warranties set forth in Article 5 in respect of any matter arising after the date of this Agreement that, if existing at the date of this Agreement, would have been required to be disclosed by the Corporation in writing on or prior to the date hereof to make the applicable representation and warranty true and correct; any such supplement or amendment, upon written notice thereof shall be effective to modify this Agreement and the Corporation’s previously provided written disclosure, to qualify the representations and warranties in Article 5 and to cure any misrepresentation or breach of representation and warranty that otherwise might have existed under this Agreement for the purpose of the determination of the satisfaction of the condition of Closing set forth in this section 12.1.3 (for greater certainty, the Parties acknowledge that any such supplement or amendment shall not affect the ability of Teachers and Torstar to pursue a claim for misrepresentation or breach of representation and warranty as at the date of this Agreement and the Parties further acknowledge that any supplement or amendment shall not affect the covenants of the Parties set forth in Article 11);

12.1.4     Performance of Obligations — Each other Party shall have performed in all material respects all of its obligations arising under this Agreement which are to be performed at or before the Closing Time for the benefit of the Party, provided that where covenants are for the benefit of the Corporation, such covenants shall be deemed to be for the benefit of each other Party; and each

Party shall have received a certificate from each other Party from which it receives a covenant pursuant to this Agreement confirming the foregoing, signed for and on behalf of the Party by a senior officer of the Party;

12.1.5     No Change in Law — No legislation (whether by statute, regulation, order-in-council, notice of ways and means motion, by-law or otherwise) shall have been enacted, introduced or tabled which restricts or prohibits any of the Share Purchase Transactions in any material respect;

12.1.6     No Action to Restrain — There shall be no injunction or restraining order issued preventing, and no pending or threatened claim, or proceeding, judicial or administrative or investigation against any Party by any Governmental Authority, for the purpose of enjoining or preventing the consummation of the Share Purchase Transactions or otherwise claiming that this Agreement or the consummation of the Share Purchase Transactions is improper or would give rise to proceedings under any Laws;

12.1.7 Other Share Purchase Transactions - Each other Share Purchase Transaction shall be concurrently completed;

12.1.8 Legal Opinions -

12.1.8.1 Each of BCE, Woodbridge, Teachers and Torstar shall have received a legal opinion in a form satisfactory to them, each acting reasonably, from counsel to the Corporation;

12.1.8.2 Each of the Corporation, Woodbridge, Teachers and Torstar shall have received a legal opinion in a form satisfactory to them, each acting reasonably, from counsel to BCE;

12.1.8.3 Each of the Corporation, BCE, Teachers and Torstar shall have received a legal opinion in a form satisfactory to them, each acting reasonably, from counsel to Woodbridge;

12.1.8.4 Each of the Corporation, BCE, Woodbridge and Torstar shall have received a legal opinion in a form satisfactory to them, each acting reasonably, from counsel to Teachers;

12.1.8.5 Each of the Corporation, BCE, Woodbridge and Teachers shall have received a legal opinion in a form satisfactory to them, each acting reasonably, from counsel to Torstar; and

12.1.9     Closing Documents and Proceedings — All documents relating to the authorization and completion of the transactions contemplated by this Agreement and all actions taken at or prior to the Closing Time in connection with the performance by a Party of its obligations under this Agreement shall be satisfactory to each other Party and each Party shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request.

ARTICLE 13

INDEMNIFICATION

13.1	Indemnifications for Breaches of Covenants and Warranty, etc.

                   As the context requires, any Party in this section 13.1 covenanting and agreeing to indemnify another Party is referred to as an “Indemnifying Party” and any Party so indemnified is referred to as an “Indemnified Party”. Subject to section 1.5, each Party shall severally, and not jointly and severally, indemnify and save harmless, each other Party, on an after-Tax basis to the Indemnified Party, effective as and from the Closing Time, from and against all Claims which may be made or brought against the Indemnified Party or which the Indemnified Party may suffer or incur, directly or indirectly as a result of or in connection with any non-fulfilment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement.

13.2	Limitations – All Parties

The obligations of indemnification in respect of such Claims described in section 13.1 shall be subject to:

13.2.1 the limitation that no claim for indemnity in respect of the breach of any representation or warranty contained in this Agreement may be made unless notice of such claim has been given to the party against whom such claim is made prior to the expiry of the survival period applicable to such representation and warranty pursuant to section 10.2;

13.2.2     the requirement that the Indemnifying Party shall, in respect of any Claim made by any third Person, be afforded an opportunity at its sole expense to resist, defend and compromise such Claim, as provided in section 13.3;

13.2.3     the limitation that, for Claims made in connection with any representation or warranty, the Indemnifying Party shall not be required to pay any such amount until the aggregate of such Claims exceeds $4,000,000 and upon the aggregate of such Claims exceeding $4,000,000 the Indemnifying Party shall be required to pay the amount owing in respect of all of such Claims, excluding the first $4,000,000;

13.2.4 the limitation that the Indemnifying Party shall not be liable for any special, indirect, consequential, punitive or aggravated damages; and

13.2.5     the limitation that, for Claims made or brought against the Corporation as a result of or in connection with any incorrectness in or breach of any representation or warranty of the Corporation contained in Article 5 or in any certificate or other document furnished by the Corporation pursuant to this Agreement with respect to such representations and warranties, the Corporation shall not be required to pay Teachers or Torstar any amount greater than 25% of the Teachers Share Purchase Price or 25% of the Torstar Share Purchase Price, as applicable, in respect of any such Claims.

13.3	Indemnification Procedures for Third Person Claims

13.3.1     In the case of Claims made by a third Person with respect to which indemnification is sought, the Indemnified Party shall give prompt written notice, and in any event within 20 days, to the Indemnifying Party of any such Claims made upon it. In the event of a failure to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence.

13.3.2     The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 20 days after receipt of the notice described in section 13.3.1, to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with and subject to the terms contained in this Article 13 in respect of that Claim.

13.3.3     Upon the assumption of control of any Claim by the Indemnifying Party as set out in section 13.3.2, the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense. If, following the assumption of control of any Claim as aforesaid, the Indemnifying Party shall fail to diligently proceed with the defence, compromise or settlement of the claim at its sole expense as aforesaid, the Indemnified Party may do so, in which event the provisions of section 13.3.5 shall apply to such Claim.

13.3.4     If the Indemnifying Party assumes the defence, compromise or settlement of a Claim as set out in section 13.3.2, the final determination of any Claim pursuant to this section, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

13.3.5     If the Indemnifying Party does not assume control of a Claim as permitted in section 13.3.2, the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party provided that the Indemnifying Party shall continue to be entitled to dispute its liability for, but not its amount or terms of settlement of, such Claim.

13.4	BCE Indemnification of the Corporation

                   BCE shall indemnify and save harmless the Corporation, on an after-Tax basis, effective as and from the Closing Time, from and against all Claims which may be made or brought against the Corporation as a result of or in connection with any incorrectness in or breach of any representation or warranty of the Corporation contained in Article 5 or in any certificate or other document furnished by the Corporation pursuant to this Agreement with respect to such representations and warranties, other than Claims as a result of or in connection with any Material Contract not provided to BCE by the Corporation. Any Material Contract not provided to BCE by the Corporation shall be identified as a non-disclosed Material Contract in the Corporation’s written disclosure on or prior to the date hereof. The indemnification procedures set forth in section 13.3 shall apply, mutatis mutandis, to claims for indemnification made by the Corporation against BCE pursuant to this section.

13.5	Indemnification Claims

                   The parties agree that this Article 13 sets out the sole and exclusive manner by which any Party may seek monetary compensation from any other Party for any matter in respect of which such Party may make a Claim under this Agreement.

ARTICLE 14

DISPUTE RESOLUTION AND ARBITRATION

14.1	Dispute Resolution and Arbitration Procedure

14.1.1     All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement and, except as expressly provided therein, all other agreements entered into pursuant to the terms of this Agreement, including, without limitation, with respect to its execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), shall be promptly brought to the attention of the Chief Executive Officer of the Corporation, the Chief Executive Officer of BCE, the President of Woodbridge Parent, a Senior Vice-President, Teachers’ Private Capital of Teachers and the Chief Executive Officer of Torstar (each an “Affected Principal” and, collectively, the “Affected Principals”), in each case, to the extent such Party is a party to the Dispute, who shall discuss the matter in good faith and try to resolve the Dispute.

14.1.2     If the Affected Principals are unable to agree within 10 Business Days after receipt of notice of the Dispute or within such shorter time or additional time as they may determine jointly in writing, the matter shall ultimately be determined in accordance with Schedule 14.1, which sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of Schedule 14.1 shall be final and binding upon the Parties, and there shall be no appeal therefrom, including, without limitation, any appeal to a court of law on a question of law, a question of fact, or question of mixed fact and law. For greater certainty, the application of subsection 7(2) of the Arbitration Act, 1991 (Ontario) is expressly excluded.

14.1.3     If the Affected Principals are able to resolve the Dispute in accordance with section 14.1.1 or a Dispute is resolved in accordance with Schedule 14.1, each of the Parties shall cause such meetings to be held, votes to be cast, resolutions to be passed, documents to be executed and all other things and acts to be done to ensure any action resolved to be taken is taken to the fullest extent possible.

ARTICLE 15

TERMINATION

15.1	Closing Time

                   Unless the Parties otherwise agree in writing, this Agreement shall terminate if the Closing Time has not occurred before 5:00 p.m. (Toronto time) on the date that is 12 months after the date of this Agreement.

ARTICLE 16

GENERAL

16.1	Place of Closing

                   The Closing shall take place at the Closing Time at the offices of Torys LLP located at 79 Wellington Street West, TD Centre, Toronto, Ontario or at such other place as may be agreed upon by the Parties.

16.2	Expenses

                   Except as otherwise provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel and other advisors) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

16.3	Public Notices

                   All public notices to third Persons and all other publicity concerning the Transactions shall be jointly planned and coordinated by the Parties and no Party shall act unilaterally in this regard without the prior approval of the other such Parties, such approval not to be unreasonably withheld, except where required to do so by Law or by the applicable regulations or policies of any provincial or Canadian or other regulatory agency of competent jurisdiction or any stock exchange, provided that if so required the Party required shall advise the other Parties as promptly as possible and in any event prior to the giving of any notice of the timing and content of such required notice. The Corporation hereby acknowledges that Torstar is a public company and agrees that to the extent any provision of the nondisclosure agreement between the Corporation and Torstar is inconsistent with the preceding sentence, such provision of the non-disclosure agreement shall be interpreted to give effect to the preceding sentence.

16.4	Notices

                   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

                   if to the Corporation:

Bell Globemedia Inc. 9 Channel Nine Court Scarborough, Ontario M1S 4B5

Attention: President and Chief Executive Officer Fax No.: (416) 332-5178

With a copy to:

Bell Globemedia Inc. 9 Channel Nine Court Scarborough, Ontario M1S 4B5

Attention: Corporate Secretary Fax No.: (416) 332-4281

with a copy to the Corporation's counsel at:

Torys LLP Suite 3000 79 Wellington Street West Box 270, Box 270, Toronto Dominion Centre Toronto, Ontario M5K 1N2

Attention: Michael J. Siltala Fax No.: (416) 865-7380

if to BCE:

BCE Inc. 1000, rue de la Gauchetière Ouest Bureau 3700 Montreal, Québec H3B 4L1

Attention: Chief Legal Officer Fax No.: (514) 870-4953

with a copy to:

BCE Inc. 1000, rue de la Gauchetière Ouest Bureau 4100 Montreal, Québec H3B 5H8

Attention: Corporate Secretary Fax No.: (514) 786-3801

if to Woodbridge Parent or 1565117:

The Woodbridge Company Limited 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M5

Attention: President Fax No.: (416) 364-0754

with a copy Woodbridge's counsel:

Torys LLP Suite 3000 79 Wellington Street West Box 270, Toronto Dominion Centre Toronto, Ontario M5K 1N2

Attention: Michael J. Siltala Fax No.: (416) 865-7380

if to Teachers:

5650 Yonge Street North York, Ontario M2M 4H5

Attention: Senior Vice-President, Teachers' Private Capital Fax No.: (416) 730-5082

with a copy to:

5650 Yonge Street North York, Ontario M2M 4H5

Attention: General Counsel Fax No.: (416) 730-3771

with a copy to Teacher's counsel:

Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9

Attention: Jeffrey Singer Fax No.: (416) 947-0866

if to Torstar:

One Yonge Street Toronto, Ontario M5E 1P9

Attention: President and Chief Executive Officer Fax No.: (416) 814-2789

with a copy to Torstar’s counsel:

Osler, Hoskin & Harcourt LLP P.O. Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8

Attention: Terrence R. Burgoyne Fax No.: (416) 862-6666

                   Notwithstanding the foregoing, any notice or other communication required or permitted to be given by any Party pursuant to or in connection with the dispute resolution and arbitration procedures contained in Schedule 14.1 hereto may only be delivered by hand.

                   The failure to send or deliver a copy of a notice or other communication to the referred to counsel, as the case may be, shall not invalidate any notice given under this section.

16.5	Assignment

16.5.1 Neither this Agreement nor any benefits or burdens under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties.

16.5.2     Notwithstanding the foregoing, a Purchaser may, at any time prior to the Closing Date, assign its rights and benefits to any wholly-owned Subsidiary of the Purchaser that delivers to each Party an instrument in writing executed by the assignee confirming that it is bound by and shall perform all of the obligations of the Purchaser under this Agreement as if it were an original signatory; provided that no assignment by a Purchaser shall relieve the Purchaser of its obligations under this Agreement. In the event of an assignment contemplated above, any references to the Purchaser assigning such rights and benefits shall be deemed to include the assignee.

16.5.3     Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors resulting from any amalgamation, merger, arrangement or other reorganization of such party or continuance of such party under the laws of another jurisdiction, and permitted assigns.

16.6	Further Assurances

                   The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

16.7	No Offering Memorandum

                   Each Purchaser hereby acknowledges and agrees with each other Party that the Purchaser has not received or been provided with any offering memorandum or any other document purporting to describe the business and affairs of the Corporation that has been prepared primarily for delivery to and review by prospective purchasers so as to assist them to make an investment decision in respect of the Purchased Shares.

16.8	Language

                   The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. Les parties aux présentes confirment leur volonté que cette convention, de même que tous les documents, y compris tous avis, cédules et autorisations s’y rattachant, soient rédigés en anglais seulement.

16.9	Counterparts

                   This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

                                                         IN WITNESS OF WHICH the Parties have duly executed this Agreement.

BELL GLOBEMEDIA INC.
By:	(signed) Ivan Fecan

Name: Ivan Fecan Title: President and Chief Executive Officer

BCE INC.
By:	(signed) Michael J. Sabia

Name: Michael J. Sabia Title: President and Chief Executive Officer

THE WOODBRIDGE COMPANY LIMITED
By:	(signed) W. Geoffrey Beattie

Name: W. Geoffrey Beattie Title: President

1565117 ONTARIO LIMITED
By:	(signed) David W. Binet

Name: David W. Binet Title: Senior Vice-President

ONTARIO TEACHERS’ PENSION PLAN BOARD
By:	(signed) Dean Metcalf

Name: Dean Metcalf Title: Vice President

By:

Name: Title:

TORSTAR CORPORATION
By:	(signed) J. Robert Prichard

Name: J. Robert Prichard Title: President and Chief Executive Officer

Schedule 14.1

Dispute Resolution and Arbitration Procedure

Definitions

1.	In this Schedule:

	(a)	"Arbitration Act" has the meaning attributed thereto in paragraph 2;

	(b)	“Arbitrators” means the panel of three arbitrators appointed pursuant to paragraphs 6 and 7;

	(c)	“Chair” means the chair appointed pursuant to paragraph 7;

	(d)	“Claimant” means a Party that commences an arbitration pursuant to paragraph 4;

	(e)	“Disputes” has the meaning attributed thereto in section 14.1.1 of the Agreement;

	(f)	“Notice of Arbitration” has the meaning attributed thereto in paragraph 4;

	(g)	“paragraph” means a paragraph of this Schedule;

	(h)	“Party” means a party to a Dispute; and

	(i)	“Respondent” means a Party who is not the Claimant, and the term “Respondents” shall, where there is only one Respondent, refer to that Respondent.

General

2.
Pursuant to section 14.1 of the Agreement, all Disputes which are to be determined according to the terms of this Schedule shall be arbitrated in accordance with the provisions of the Arbitration Act, 1991 (Ontario) (the “Arbitration Act”), except to the extent that those provisions are modified by the provisions of the Agreement and this Schedule.

3.	No individual shall be appointed to arbitrate a Dispute pursuant to this Schedule unless he or she agrees in writing to be bound by the provisions of this Schedule.

Commencement of Dispute Resolution

4.	A Party may commence a dispute resolution as Claimant by delivering a written notice of arbitration (the “Notice of Arbitration”) to each of the Respondents.

5.	The Notice of Arbitration shall include in the text or in one or more attachments:

	(a)	the full names, descriptions and addresses of the Parties;

	(b)	a demand that the Dispute be referred to arbitration pursuant to this Schedule;

	(c)	a general description of the Dispute;

	(d)	the relief or remedy sought; and

	(e)	the name of the person the claimant nominates as an arbitrator.

Arbitration

6.
The arbitrator nominated by the Claimant shall be one member of the panel of Arbitrators and within 10 days of the receipt or deemed receipt of the Notice of Arbitration by all of the Respondents, the Respondents, by notice to the Claimant, shall jointly appoint a second arbitrator to serve on the panel of Arbitrators who will resolve the Dispute, and the arbitrator nominated by the Claimant shall be deemed to have also been so appointed.

7.
After the Respondents have appointed a second arbitrator pursuant to paragraph 6, then, within five days of the appointment, the appointees of the Claimant and Respondents shall, by notice to the Parties, appoint a third and final arbitrator to act as chair of the Arbitrators, failing which a chair shall be appointed by a judge of the Superior Court of Justice of Ontario on the application of any Party on notice to all of the other parties.

8.	Subject to the Arbitration Act, the Agreement and this Schedule, the Arbitrators may conduct the arbitration in such manner as the Arbitrators consider appropriate.

Schedule 14.1 — Page 2

Interim Relief

9.
Prior to the appointment of the Arbitrators, the Parties may apply to the courts for interim relief. A request for interim relief by a Party to a court shall not be considered to be incompatible with section 14.1 of the Agreement or as a waiver of that provision.

10.
At the request of any Party, the Arbitrators may take such interim measures as the Arbitrators consider necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrators may require security for the costs of such measures.

Procedures

11.
The Arbitrators, after giving the Claimant and all Respondents an opportunity to be heard, shall determine the procedures for the arbitration, provided that such procedures shall include an opportunity for written submissions and responses to written submissions by or on behalf of all Parties, and may also include proceedings by way of exchange of oral argument, hearings with or without witnesses, and such other procedures as the Arbitrators may consider appropriate. Notwithstanding the foregoing, if all Parties agree on a code of procedures or on specific matters of procedure, that agreement shall be binding on the Arbitrators.

Pleadings

12.	The following shall apply to the arbitration of any Dispute:

(a)
within 10 days of the appointment of the Arbitrators, the Claimant shall deliver to all the Respondents and the Arbitrators a written statement (the “Statement”) concerning the Dispute setting forth, with particularity, the Claimant’s position with respect to the Dispute and the material facts upon which the Claimant intends to rely;

(b)
within five days after the delivery of the Statement, each Respondent shall deliver to the Claimant and the Arbitrators a written response (an “Answer”) to the Statement setting forth, with particularity, the Respondent’s position on the Dispute and the material facts upon which the Respondent intends to rely;

Schedule 14.1 — Page 3

(c)
if any Respondent fails to deliver an Answer within the time limit in paragraph 12(b), that Respondent shall be deemed to have waived any right to provide an Answer to the Statement and the arbitration may continue without further notice to that Respondent;

(d)
within five days after the earlier of: (i) the day all Answers have been delivered, and (ii) the fifth day referred to in paragraph 12(b), the Claimant may deliver to all the Respondents and the Arbitrators a written reply (a “Reply”) to the Answer of each Respondent, setting forth, with particularity, the Claimant’s response, if any, to the Answer; and

(e)
within the time limit in paragraph 12(b), a Respondent may also deliver to the Claimant, each other Respondent and the Arbitrators a counter-statement (a “Counter-Statement”) setting forth, with particularity, any additional Dispute for the Arbitrators to decide. Within five days of the delivery of a Counter-Statement, the Claimant shall deliver to each Respondent and the Arbitrators an Answer to the Counter-Statement. If the Claimant fails to deliver an Answer to the Counter-Statement within such five day period, the Claimant shall be deemed to have waived any right to provide an Answer to the Counter-Statement. Within five days after the delivery of an Answer to the Counter-Statement, the Respondents may deliver to the Claimant and the Arbitrators a Reply to such Answer. Any Dispute submitted to arbitration in accordance with this paragraph 12(e) shall be governed by, and dealt with as if it were the subject of a Statement in accordance with, this Schedule, except that it shall be decided by the Arbitrators already appointed, and shall be determined by the Arbitrators accordingly.

Case Conferences

13.
At any time after the appointment of the Arbitrators, any Party may apply in writing to the Chair to convene a case conference for the determination of any preliminary or interlocutory matter or to provide for planning and scheduling of the arbitration. The Chair shall convene the case conference on the date specified in the application. The Party requesting a case conference shall deliver a copy of the application to each other Party to the arbitration before delivering the application to the Chair.

Schedule 14.1 — Page 4

14.
Issues to be determined at the first case conference after the completion of the steps contemplated by paragraph 12 or the expiry of the time limit for any mandatory step not taken by such time shall include the following:

	(a)	any request for an adjournment of the case conference and the terms, if any, of any adjournment;

	(b)	the identification and narrowing of the issues in the arbitration;

	(c)	the desirability of the Parties engaging in further settlement negotiations or some other dispute resolution process, with or without the assistance of a mediator;

	(d)	fixing a date, time and place for the Hearing (as defined in paragraph 15 of this Schedule);

	(e)	the manner of presentation of evidence at the Hearing; and

	(f)	a timetable for the disclosure by each Party to each other Party of the evidence in that Party’s possession, power, or control which is relevant to any issue in the Dispute.

The Hearing

15.
At the date, time and place fixed at a case conference or, if no case conference has been held, at a date, time and place fixed by the Chair within 60 days of the appointment of the Chair, the Arbitrators shall convene a hearing (the “Hearing”). If there has been no case conference, the Hearing shall be convened by delivery by the Chair of notice of the date, time and place of the Hearing to each Party to the arbitration at least 30 days before the date of the Hearing.

16.
Unless otherwise determined by the Chair, the presentation of a Party’s case at the Hearing shall include the delivery of a pre-hearing memorandum to the Arbitrators and to each other Party including the following elements:

	(a)	a statement of facts;

	(b)	a statement of each issue to be determined;

	(c)	a statement of the applicable law on which the Party relies;

Schedule 14.1 — Page 5

	(d)	a statement of the relief requested including the basis for any damages claimed;

(e)
a statement of the evidence to be presented including the name, capacity and expected evidence of each witness to be called, and an estimate of the time required for the witness’s direct testimony; and

	(f)	an appendix containing all sworn statements or transcripts or portions of transcripts on which the Party intends to rely at the Hearing.

17.
The pre-hearing memorandum of the Claimant shall be delivered not less than 20 days before the date of the Hearing. The pre-hearing memorandum of each Respondent shall be delivered not less than 10 days before the date of the Hearing.

18.
At the Hearing, the Arbitrators shall consider any evidence as would be admissible in a court of law and any other evidence the Arbitrators consider appropriate to determine the Dispute. Evidence may be presented in written or oral form as the Party presenting the evidence considers appropriate, provided that no written statement of any witness shall be accepted by the Arbitrators unless each other adverse Party has been given an opportunity at the Hearing to cross-examine the witness on the information contained in the written statement. The Arbitrators shall determine the applicability of any privilege or immunity and the admissibility, relevance, materiality and weight of any evidence offered.

19.	The Arbitrators shall have the right to exclude any witness from the Hearing during the testimony of any other witness.

20.	Despite sub-section 28(1) of the Arbitration Act, the Arbitrators shall not, without the written consent of all Parties, retain any expert.

Awards

21.
The Arbitrators may make final, interim, interlocutory and partial awards. Any award shall be considered to be validly made if it is approved by the majority of the Arbitrators, or in the absence of majority approval, then by the Chair. An award may grant any remedy or relief which the Arbitrators consider just and equitable and consistent with the intention of the Parties under the Agreement. The Arbitrators shall state in the award whether or not the Arbitrators view the award as final or interim, for purposes of any judicial proceedings in connection with such award.

Schedule 14.1 — Page 6

Subject to section 39 of the Arbitration Act, the Arbitrators’ final award shall be made within 30 days of the conclusion of the Hearing.

22.	All awards for the payment of money shall include prejudgment and postjudgment interest in accordance with sections 127 to 130 of the Courts of Justice Act (Ontario) with necessary modifications.

23.	All awards shall be in writing and shall state reasons.

24.
The Arbitrators may apportion the costs of the arbitration, including the reasonable fees and disbursements of the Arbitrators and the legal costs and disbursements of the Parties, between or among the Parties in such manner as the Arbitrators consider reasonable. In determining the allocation of these costs, the Arbitrators shall invite submissions as to costs and may consider, among other things, any offer of settlement made by any Party during the course of the arbitration.

25.	Executed copies of all awards shall be delivered by the Arbitrators to the Parties as soon as is reasonably possible.

26.
Subject to section 44 of the Arbitration Act, all awards of the Arbitrators shall be final and binding on the Parties, and there shall be no appeal of any such award whatsoever. The Parties undertake to satisfy any award without delay.

Additional Matters

27.	All case conferences and Hearings shall be conducted in Toronto, Ontario in the English language.

28.
All time limits referred to in this Agreement may be extended by the Chair for such period and for such reasons as the Arbitrators in the Arbitrators’ discretion may determine upon application in writing made to the Arbitrators by the Claimant or any Respondent on notice to each other Party to the arbitration, either before or within two days after the expiry of the relevant time limits and, in the event that the other Party or Parties wish to oppose the application, the other Party or Parties shall be given an opportunity to make submissions on the application.

Schedule 14.1 — Page 7

29.
All notices or other communications required or permitted to be given under this Schedule to a Party shall be given in the manner specified in section 16.4 of the Agreement. All notices or other communications and all other documents required or permitted by this Schedule to be given by the Parties to the Arbitrators shall be given in accordance with the Arbitrators’ instructions.

30.
The Parties desire that any Dispute should be conducted in strict confidence and that there shall be no disclosure to any person of the existence of the Dispute or any aspect of the Dispute except as is necessary for the resolution of the Dispute. Any case conference or Hearing shall be attended only by those persons whose presence, in the opinion of any Party or the Arbitrators, is reasonably necessary for the resolution of the Dispute. All matters relating to, all evidence presented to, all submissions made in the course of, and all documents produced in accordance with this Schedule or any order of the Arbitrators or created in the course of or for the purposes of an arbitration, as well as any arbitral award, shall be kept confidential and shall not be disclosed to any person without the prior written consent of all the Parties except in connection with an application of a Party under section 46 of the Arbitration Act, as required to enforce the arbitral award, by applicable laws, or by an order of an Arbitrator made pursuant to a motion or application on notice to all Parties.

Schedule 14.1 — Page 8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: December 13, 2005